ANNUAL INFORMATION FORM
FOR HYDRO ONE INC.
FOR THE YEAR ENDED DECEMBER 31, 2019

February 12, 2020

TABLE OF CONTENTS

GLOSSARY	1
PRESENTATION OF INFORMATION	6
FORWARD-LOOKING INFORMATION	7
ELECTRICITY INDUSTRY OVERVIEW	11
General Overview	11
Overview of an Electricity System	11
THE ELECTRICITY INDUSTRY IN ONTARIO	12
Regulation of Transmission and Distribution	12
Transmission	14
Distribution	14
Issues Affecting the Electricity Industry Generally	15
Legislative Provisions Specific to Hydro One	16
Elimination of Certain Legislation With Respect to Hydro One	16
RECENT DEVELOPMENTS AT HYDRO ONE	17
New Director	17
New Executive Officer	17
RATE-REGULATED UTILITIES	17
Rate Applications in Ontario	17
CORPORATE STRUCTURE	18
Incorporation and Office	18
Corporate Structure and Subsidiaries	19
GENERAL DEVELOPMENT OF THE BUSINESS	20
Chronological Development of the Business	20
General Development of the Business	25
BUSINESS OF HYDRO ONE	26
Segments	26
Transmission Business Segment	26
Distribution Business Segment	34
Other Segment	40
Indigenous Communities	40
Outsourced Services	41
Employees	41
Health, Safety and Environmental Management	42
Environmental Regulation	43
Insurance	44
Ombudsman	44
Share Subscription	45
RISK FACTORS	45
DIVIDENDS	45
DESCRIPTION OF CAPITAL STRUCTURE	46
General Description of Capital Structure	46
Common Shares	46
Class A Preference Shares	46
Class B Preference Shares	47

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CREDIT RATINGS	49
MARKET FOR SECURITIES	50
Prior Sales	50
Trading Price and Volume	51
DIRECTORS AND OFFICERS	51
Directors and Executive Officers	51
Information Regarding Certain Directors and Executive Officers	61
Corporate Cease Trade Orders and Bankruptcies	61
Penalties or Sanctions	62
Conflicts of Interest	62
Indebtedness of Directors and Executive Officers	62
CORPORATE GOVERNANCE	63
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	63
Relationships with the Province and Other Parties	63
MATERIAL CONTRACTS	66
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	69
INTEREST OF EXPERTS	70
TRUSTEE AND REGISTRARS	70
ADDITIONAL INFORMATION	70
STATEMENT OF EXECUTIVE COMPENSATION	70

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GLOSSARY
When used in this annual information form, the following terms have the meanings set forth below unless expressly indicated otherwise:
“$” or “dollar” means Canadian Dollars, unless otherwise indicated.
“2017 Long-Term Energy Plan” has the meaning given to it under “The Electricity Industry in Ontario – Issues Affecting the Electricity Industry Generally – Ontario 2017 Long-Term Energy Plan”.
“Annual MD&A” means the management’s discussion and analysis for Hydro One Inc. for the year ended December 31, 2019, as filed on SEDAR under Hydro One Inc.’s profile at www.sedar.com.
“Auditor General Act” means the Auditor General Act, RSO 1990, c A-35.
“Board” means the Board of Directors of Hydro One Inc.

“CCAA” means the Companies’ Creditors Arrangement Act, RSC 1985, c. C-36.
“CDM” means conservation and demand management.
“CDOR Rate” has the meaning given to it under “Description of Capital Structure – Class B Preference Shares”.
“CEO” means Chief Executive Officer.
“Canadian Energy Regulator Act” means the Canadian Energy Regulator Act, SC 2019, c 28, s 10.
“CFO” means Chief Financial Officer.
“Class A Preference Shares” means the Class A Preference Shares in the capital of Hydro One Inc.
“Class A Redemption Date” has the meaning given to it under “Description of Capital Structure – Class A Preference Shares”.
“Class B Dividend Payment Date” has the meaning given to it under “Description of Capital Structure – Class B Preference Shares”.
“Class B Preference Shares” means the Class B Preference Shares in the capital of Hydro One Inc.
“Class B Redemption Date” has the meaning given to it under “Description of Capital Structure – Class B Preference Shares”.
“common shares” means the common shares in the capital of Hydro One Inc.
“control person” has the meaning given to it under applicable Canadian securities laws.
“Custom IR Method” has the meaning given to it under “Business of Hydro One – Transmission Business Segment – Regulation – Transmission Rate Setting”.
“DBRS” has the meaning given to it under “Credit Ratings”.

“Dealer Agreement” has the meaning given to it under “Material Contracts”.
“Dealers” has the meaning given to it under “Material Contracts”.
“departure tax” has the meaning given to it under “Interest of Management and Others in Material Transactions – Relationships with the Province and Other Parties – Departure Taxes”.
“DMS” has the meaning given to it under “Business of Hydro One – Distribution Business Segment – Regulation – Capital Expenditures”.
“Electricity Act” means the Electricity Act, 1998, SO 1998, c 15, Schedule A.
“Energy Statute Law Amendment Act” means the Energy Statute Law Amendment Act, 2016, SO 2016, c 10.
“Environmental Assessment Act” means the Environmental Assessment Act, RSO 1990, c E-18.
“Executive Compensation Exemptive Relief” has the meaning given to it under “General Development of Business – Chronological Development of Business – Exemptive Relief – Executive Compensation Disclosure”.
“Financial Administration Act” means the Financial Administration Act, RSO 1990, c F-12.
“Fixing the Hydro Mess Act” means the Fixing the Hydro Mess Act, 2019, SO 2019, c 6.
“Floating Quarterly Dividend Rate” means, for any Quarterly Floating Rate Period, the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up)) equal to the sum of the CDOR Rate on the applicable Floating Rate Calculation Date plus 0.25%.
“Floating Rate Calculation Date” means November 20, 2017 and each Class B Dividend Payment Date thereafter.
“Governance Agreement” means the governance agreement dated November 5, 2015 between Hydro One Limited and the Province.
“Great Lakes Power” means Great Lakes Power Transmission LP.
“HONI” means Hydro One Networks Inc.
“HOSSM” means Hydro One Sault Ste. Marie LP.
“HOTI” means Hydro One Telecom Inc.
“Hydro One” or the “Company” have the meanings given to such terms set out under “Presentation of Information”.
“Hydro One Accountability Act” means the Hydro One Accountability Act, 2018, SO 2018, c 10, Schedule 1.

“Hydro One Inc.” has the meaning given to it under “Presentation of Information”.
“Hydro One Limited” has the meaning given to it under “Presentation of Information”.
“ICD.D” means the “Institute of Corporate Directors, Director” designation.
“IESO” means the Independent Electricity System Operator.
“Income Tax Act” means the Income Tax Act, RSC 1985, c 1 (5th Supp).
“Indian Act” means the Indian Act, RSC 1985, c I-5.
“kV” means kilovolt.
“kW” means kilowatt.
“Letter Agreement” means the agreement dated July 11, 2018 between Hydro One Limited and the Province.
“MAAD application” means an OEB Mergers, Acquisitions, Amalgamations and Divestitures application.
“management” has the meaning given to it under “Presentation of Information”.
“Market Rules” means the rules made under section 32 of the Electricity Act that are administered by the IESO.
“Minister of Energy” means the Minister of Energy, Northern Development and Mines for the Province or the Minister of Energy for the Province, as applicable at the relevant time.
“Moody’s” has the meaning given to it under “Credit Ratings”.
“National Energy Board Act” means the National Energy Board Act, RSC 1985, c N-7.
“NERC” means the North American Electric Reliability Corporation.
“Niagara Line” has the meaning given to it under “Niagara Reinforcement Limited Partnership”.
“Norfolk Power” means Norfolk Power Distribution Inc.
“NPCC” means the Northeast Power Coordinating Council, Inc.
“NRLP” means Niagara Reinforcement Limited Partnership.
“NYSE” means the New York Stock Exchange.
“OBCA” means the Business Corporations Act, RSO 1990, c B-16.
“OEB” means the Ontario Energy Board.
“OEFC” means Ontario Energy Financial Corporation.
“Ontario” or the “province” has the meaning given to it under “Presentation of Information”.
“Ontario Energy Board Act” means the Ontario Energy Board Act, 1998, SO 1998, c 15, Schedule B.

“Orillia Power” means Orillia Power Distribution Corporation.
“PCBs” means polychlorinated biphenyls.
“Price Cap IR” has the meaning given to it under “Business of Hydro One – Distribution Business Segment – Regulation – Distribution Rates”.
“Province” has the meaning given to it under “Presentation of Information”.
“rate base” has the meaning given to it under “Presentation of Information”.
“rate-regulated” has the meaning given to it under “Rate-Regulated Utilities – Rate Applications in Ontario - Framework”.
“Quarterly Floating Rate Period” means the period commencing on each Floating Rate Calculation Date to, but excluding, the next Floating Rate Calculation Date.
“Reserve” means a “reserve” as that term is defined in the Indian Act.
“Retraction Date” has the meaning given to it under “Description of Capital Structure – Class B Preference Shares”.
“Retraction Demand” has the meaning given to it under “Description of Capital Structure – General Description of Capital Structure – Class B Preference Shares”.
“return on equity” has the meaning given to it under “Presentation of Information”.
“revenue cap escalator factor” has the meaning given to it under “Business of Hydro One – Transmission Business Segment – Regulation – Recent Transmission Rate Applications - HOSSM”.
“Revenue Cap Index” has the meaning given to it under “Business of Hydro One – Transmission Business Segment – Regulation – Transmission Rate Setting”.
“ROE” has the meaning given to it under “Rate-Regulated Utilities – Rate Applications in Ontario - Framework”.
“RRF” means the performance-based model set out in the OEB’s Renewed Regulatory Framework for Electricity Distributors.
“S&P” has the meaning given to it under “Credit Ratings”.
“Strategic Blueprint” has the meaning given to it under “The Electricity Industry in Ontario – Regulation of Transmission and Distribution – Ontario Energy Board”.
“Taxation Act” means the Taxation Act, 2007, SO 2007, c 11, Schedule A.
“trust assets” has the meaning given to it under “Interest of Management and Others in Material Transactions – Relationships with the Province and Other Parties – Transfer Orders”.
“Trust Indenture” has the meaning given to it under “Material Contracts”.

“TS” means transmission station.
“TWh” means terawatt-hours.
“U.S.” means the United States of America.
“U.S. GAAP” means United States Generally Accepted Accounting Principles.
“uniform transmission rates” has the meaning given to it under “Business of Hydro One – Transmission Business Segment – Regulation – Transmission Rate Setting”.

PRESENTATION OF INFORMATION

Unless otherwise specified, all information in this annual information form is presented as at December 31, 2019.

Capitalized terms used in this annual information form are defined under “Glossary”. Words importing the singular number include the plural, and vice versa, and words importing any gender include all genders. The Annual MD&A and the audited consolidated financial statements of Hydro One Inc. as at and for the year ended December 31, 2019, are specifically incorporated by reference into and form an integral part of this annual information form. Copies of these documents have been filed with the Canadian securities regulatory authorities and are available on SEDAR at www.sedar.com.

Unless otherwise noted or the context otherwise requires, references to “Hydro One” or the “Company” refer to Hydro One Inc. and its subsidiaries taken together as a whole. References to “Hydro One Limited” refer only to Hydro One Limited and references to “Hydro One Inc.” refer only to Hydro One Inc.

In addition, “Province” refers to the Province of Ontario as a provincial government entity, and “Ontario” or the “province” in lower case type refers to the Province of Ontario as a geographical area. References to “management” in this annual information form mean the persons who are identified as executive officers of Hydro One Inc. and its subsidiaries, as applicable, in this annual information form. Any statements made by or on behalf of management are made in such persons’ respective capacities as executive officers of Hydro One Inc. and its subsidiaries, as applicable, and not in their personal capacities. See “Directors and Officers” for more information.

This annual information form refers to certain terms commonly used in the electricity industry, such as “rate-regulated”, “rate base” and “return on equity”. Rate base is an amount that a utility is required to calculate for regulatory purposes, and refers to the net book value of the utility’s assets for regulatory purposes. Return on equity is a percentage that is set or approved by a utility’s regulator and represents the rate of return that a regulator allows the utility to earn on the equity component of the utility’s rate base. See also “Rate-Regulated Utilities”.

In this annual information form, all dollar amounts are expressed in Canadian dollars unless otherwise indicated. Hydro One Limited and Hydro One Inc. prepare and present their financial statements in accordance with U.S. GAAP.

FORWARD-LOOKING INFORMATION

Certain information in this annual information form contains “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking information in this annual information form is based on current expectations, estimates, forecasts and projections about Hydro One’s business and the industry, and the regulatory and economic environments, in which Hydro One operates and includes beliefs of and assumptions made by management. Such statements include, but are not limited to, statements related to: the Company’s transmission and distribution rate applications, and resulting decisions, rates and impacts; expected impacts and timing of changes to the electricity industry; the Company’s maturing debt and standby credit facilities; expectations regarding the Company’s financing activities; credit ratings; ongoing and planned projects and/or initiatives, including expected results and completion dates; expected future capital investments and expenditures, the nature and timing of these investments and expenditures, including the Company’s plans for sustaining and development capital expenditures for its distribution and transmission systems; expectations regarding allowed return on equity; expectations regarding the ability of the Company to recover expenditures in future rates; expectations regarding the Company’s deferred tax asset; the OEB; the appeals in respect of the OEB’s September 2017 transmission rates and March 2019 distribution rates decisions; impacts of OEB treatment of the Company’s pension contribution costs; expectations regarding the ability to negotiate collective agreements consistent with rate orders; expectations related to work force demographics; share-based compensation; expectations regarding taxes; expectations regarding load growth; the regional planning process; expectations related to Hydro One’s CDM requirements and targets; new legislation and regulatory initiatives relating to the electricity industry and the expected impacts of such; expectations regarding the Company’s DMS; expectations regarding the Company’s plans to build a new Ontario grid control centre; the Company’s customer focus and related initiatives; statements related to the Company’s relationships with Indigenous communities; statements related to environmental matters, and the Company’s expected future environmental and remediation expenditures; expectations related to the effect of interest rates; the Company’s reputation; cyber and data security; Hydro One Inc.’s relationship with Hydro One Limited; acquisitions and consolidation opportunities and other strategic initiatives, including the Company’s acquisition of Orillia Power and the business and distribution assets of Peterborough Distribution Inc.; the operational status of HOSSM following its integration into HONI; the status of litigation; expectations regarding the manner in which Hydro One will operate and Hydro One’s strategy; implementation of the 2017 Long-Term Energy Plan and the Fixing the Hydro Mess Act, including expected outcomes and impacts; potential conflicts of interest; and legal proceedings in which Hydro One is currently involved.

Words such as “aim”, “could”, “would”, “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “believe”, “seek”, “estimate”, “goal”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Hydro One does not intend, and it disclaims any obligation to update any forward-looking information, except as required by law.

The forward-looking information in this annual information form is based on a variety of factors and assumptions including, but not limited to: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining required regulatory approvals; no unforeseen changes in rate orders or rate setting methodologies for Hydro One’s distribution and transmission businesses; no unfavourable changes in environmental regulation; continued use of U.S. GAAP; a stable regulatory environment; no significant changes to the Company’s current credit ratings; no unforeseen impacts of new accounting pronouncements; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to Hydro One, including information obtained from third-party sources. Actual results may differ materially from those predicted by such forward-looking information. While Hydro One does not know what impact any of these differences may have, Hydro One’s business, results of operations, financial condition and credit stability may be materially adversely affected if any such differences occur. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking information include, among other things:

•
regulatory risks and risks relating to Hydro One’s revenues, including risks relating to rate orders and the rate-setting models for transmission and distribution, actual performance against forecasts and capital expenditures, the regulatory treatment of the deferred tax asset, the recoverability of total compensation costs or denials of applications;

•
risks associated with the Province’s share ownership of Hydro One Inc.’s parent corporation and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties, risks associated with the Province’s exercise of further legislative and regulatory powers in the implementation of the Hydro One Accountability Act and the Fixing the Hydro Mess Act, risks relating to the ability of the Company to attract and retain qualified executive talent or the risk of a credit rating downgrade and its impact on the Company’s funding and liquidity;

•	risks relating to the location of the Company’s assets on Reserve lands and the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves;

•	the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;

•
the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters, man-made events or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;

•	the risk of non-compliance with environmental regulations and inability to recover environmental expenditures in rate applications;

•
risks associated with information system security and maintaining complex information technology and operational technology system infrastructure, including system failures or risks of cyber-attacks or unauthorized access to corporate information technology and operational technology systems;

•	the risk of labour disputes and inability to negotiate or renew appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions;

•	risks related to the Company’s work force demographic and its potential inability to attract and retain qualified personnel;

•	the risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures;

•	risks associated with fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk;

•	risks associated with economic uncertainty and financial market volatility;

•
the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner or the risk of increased competition for the development of large transmission projects or legislative changes affecting the selection of transmitters;

•	risks associated with public opposition to or delays or denials of the requisite approvals and accommodations for the Company’s planned projects;

•	the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;

•	the risk of failure to mitigate significant health and safety risks;

•
the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;

•	the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected;

•	the impact of the ownership by the Province of lands underlying the Company’s transmission system;

•	the risk associated with legal proceedings that could be costly, time-consuming or divert the attention of management and key personnel from the Company’s business operations;

•
the impact if the Company does not have valid occupational rights on third-party owned or controlled lands and the risks associated with occupational rights of the Company that may be subject to expiry;

•	risks relating to adverse reputational events or political actions;

•	the inability to prepare financial statements using U.S. GAAP; and

•	the risk related to the impact of any new accounting pronouncements.

Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail under the heading “Risk Management and Risk Factors” in the Annual MD&A. You should review such section in detail, including the matters referenced therein.

In addition, Hydro One cautions the reader that information provided in this annual information form regarding Hydro One’s outlook on certain matters, including potential future expenditures, is provided in order to give context to the nature of some of Hydro One’s future plans and may not be appropriate for other purposes.

ELECTRICITY INDUSTRY OVERVIEW

General Overview

The electricity industry is made up of businesses that generate, transmit, distribute and sell electricity. While traditionally a mature and stable industry, the electricity industry is facing technological change and increasing innovation. Hydro One’s business is focused on the transmission and distribution of electricity.

•	Transmission refers to the delivery of electricity over high voltage lines, typically over long distances, from generating stations to local areas and large industrial customers.

•	Distribution refers to the delivery of electricity over low voltage lines to end users such as homes, businesses and institutions.

Overview of an Electricity System

The basic configuration of a typical electricity system showing electricity generation, transmission and distribution is illustrated in the following diagram:
Note:
The above image shows a typical electricity system with transmission-connected generation.

Transmission and distribution networks are sometimes referred to as the “electricity grid” or simply “the grid”.

THE ELECTRICITY INDUSTRY IN ONTARIO

Regulation of Transmission and Distribution

General

The Electricity Act and the Ontario Energy Board Act establish the general legislative framework for Ontario’s electricity market. The activities of transmitters and distributors in Ontario are overseen by three main regulatory authorities: (i) the OEB, (ii) the IESO, and (iii) the Canadian Energy Regulator. The Minister of Energy is responsible for developing long-term energy plans and has the power to issue directives to the IESO and the OEB regarding implementation of such plans.

Ontario Energy Board

The OEB is an independent regulatory agency. The Ontario Energy Board Act provides the OEB with the authority to regulate Ontario’s electricity market, including the activities of transmitters and distributors.

The OEB has the following legislated objectives in relation to the electricity industry:

•	to protect the interests of consumers with respect to prices and the adequacy, reliability and quality of electricity service,

•	to promote the education of consumers,

•
to promote economic efficiency and cost effectiveness in the generation, transmission, distribution, sale and demand management of electricity and to facilitate the maintenance of a financially viable electricity industry,

•	to promote electricity conservation and demand management in a manner consistent with the policies of the Province, including having regard to the consumer’s economic circumstances,

•	to facilitate the implementation of a smart grid in Ontario, and

•
to promote the use and generation of electricity from renewable energy sources in a manner consistent with the policies of the Province, including the timely expansion or reinforcement of transmission systems and distribution systems to accommodate the connection of renewable energy generation facilities.

The OEB is responsible for, among other things, approving transmission and distribution rates in Ontario. It also approves the construction, expansion, or reinforcement of transmission lines greater than two kilometres in length, as well as mergers, acquisitions, amalgamations and divestitures involving distributors, transmitters and other entities which it licenses. The activities of transmitters and distributors are subject to the conditions of their licences and a number of industry codes issued by the OEB. These codes and other requirements prescribe minimum standards of conduct and service for licensed participants in the electricity market.

In December 2017, the OEB posted its Strategic Blueprint: Keeping Pace with the Evolving Energy Sector (“Strategic Blueprint”), setting out the OEB’s commitment to modernize its approach to regulation over the next five years. The OEB established the Advisory Committee on Innovation (“ACI”) to identify steps to develop a modern regulatory framework in response to technological changes occurring in the energy sector. The ACI presented its report to the OEB in November 2018. The report focused on electricity distribution and identified four broad actions for the OEB to take to create an environment that supports innovation that brings value to customers: provide a transparent and level playing field; remove disincentives to innovative solutions; encourage market-based solutions and customer choice; and embrace simplified regulation. In January 2019, the OEB launched its “Innovation Sandbox” which is in line with recommendations made by the ACI that the OEB provide a way for utilities and unregulated companies to discuss regulatory issues with the OEB. The Innovation Sandbox is meant to advance the OEB’s focus on innovation and customer choice, pursuant to the Strategic Blueprint. In March 2019, the OEB initiated two consultation processes, Utility Remuneration and Responding to Distributed Energy Resources, to support the evolution of the sector in response to the recommendations by the ACI. Subsequent to an initial stakeholder session held in September 2019, the OEB indicated that it would prepare and issue for comment a scoping paper to identify the specific objectives and issues to be considered for each consultation. In January 2020, the OEB announced an additional stakeholder session to be held, following which the OEB has invited stakeholder comments until March 20, 2020.

Also in December 2017, the Province established a panel to modernize the OEB. The panel was tasked with providing advice on opportunities to strengthen the governance and operational framework of the OEB. In March 2019, the panel released the Ontario Energy Board Modernization Review Panel Final Report, which outlined its recommendations for opportunities to reform the OEB’s governance and operations. Flowing from the recommendations of the panel’s report, the Fixing the Hydro Mess Act reforms the OEB’s governance structure. See “The Electricity Industry in Ontario – Issues Affecting the Electricity Industry Generally – Recent Government Electricity Sector Changes – Fixing the Hydro Mess Act”.

IESO

The IESO delivers key services across the electricity sector, including managing the power system in real time, planning for Ontario’s future energy needs, enabling conservation and designing a more efficient electricity marketplace to support sector evolution. Transmitters and other wholesale market participants must comply with the Market Rules issued by the IESO. The Market Rules require transmitters to comply with mandatory North American reliability standards for transmission issued by the North American Electric Reliability Corporation (“NERC”) and the Northeast Power Coordinating Council, Inc. (“NPCC”). The IESO enforces these reliability standards and coordinates with system operators and reliability agencies in other jurisdictions to ensure energy adequacy and security across the interconnected bulk electricity system in North America.

In March 2019, the Province directed the IESO to assume accountability for centralized delivery of conservation programs, in contrast to a local distribution company delivery model. The Province also directed the IESO to discontinue the 2015-2020 CDM framework and to implement a new interim framework. The IESO implemented an interim framework, in effect from April 1, 2019 to December 31, 2020, which offers energy-efficiency incentives and rebates to electricity customers. See “Business of Hydro One – Distribution Business Segment – Regulation – Conservation and Demand Management” for more details.

Canadian Energy Regulator

In August 2019, the Canadian Energy Regulator Act came into force, replacing the National Energy Board Act. As a result of the new statute, the National Energy Board became the Canadian Energy Regulator. Any decision or order made by the National Energy Board is considered to have been made under the Canadian Energy Regulator Act and may be enforced as such.

The Canadian Energy Regulator has jurisdiction over the construction and operation of international power lines, as well as interprovincial lines that are designated as being under federal jurisdiction (of which there are currently none). As Hydro One owns and operates 11 active international power lines connecting Ontario’s transmission system with transmission systems in Michigan, Minnesota and New York, Hydro One holds several certificates and permits with the Canadian Energy Regulator.

Transmission

Transmission companies own and operate transmission systems that deliver electricity over high voltage lines. Hydro One’s transmission system accounts for approximately 98% of Ontario’s electricity transmission capacity based on the revenues approved by the OEB. The Company’s transmission system is interconnected to systems in Manitoba, Michigan, Minnesota, New York and Quebec and is part of the North American electricity grid’s Eastern Interconnection. The Eastern Interconnection is a contiguous electricity transmission system that extends from Manitoba to Florida and from east of the Rocky Mountains to the North American east coast. Being part of the Eastern Interconnection provides benefits to Ontario, such as greater security and stability for Ontario’s transmission system, emergency support when there are generation constraints or shortages in Ontario, and the ability to exchange electricity with other jurisdictions.

Distribution

Distributors own and operate distribution systems that deliver electricity over power lines at voltages of 50 kV or less to end users. A local distribution company is responsible for distributing electricity to customers in its OEB-licensed service territory, and in some cases to other distributors. A service territory may cover large portions or all of a particular municipality, or an otherwise-defined geographic area. Distribution customers include homes, commercial and industrial businesses and institutions such as governments, schools and hospitals.

In Ontario, as per the OEB’s 2018 Yearbook of Electricity Distributors, as at December 31, 2018, 63 local distribution companies provided electricity to approximately five million customers. The distribution industry in Ontario is fragmented, with the 15 largest local distribution companies accounting for approximately 83% of the province’s customers.

Hydro One owns the largest local distribution business in Ontario, which serves approximately 1.4 million predominantly rural customers, or approximately 26% of the total number of customers in Ontario.

Issues Affecting the Electricity Industry Generally

Tax Incentives

Tax incentives were included in the 2015 Ontario budget to promote consolidation in the electricity distribution sector. The 2015 Ontario budget announced a reduction in the tax rate for transfers of electricity assets from 33% to 22% and to nil for distributors with fewer than 30,000 customers. In addition, the budget introduced a capital gains exemption where capital gains arise as a result of exiting the payments in lieu of corporate taxes regime. These incentives are in place until December 31, 2022.

Ontario 2017 Long-Term Energy Plan

In October 2017, the Province released its 2017 Long-Term Energy Plan, which set out a number of initiatives for Ontario’s energy system, including: ensuring affordable and accessible energy, ensuring a flexible energy system, innovating to meet the future, improving value and performance for consumers, strengthening its commitment to energy conservation and efficiency, responding to the challenge of climate change, supporting First Nation and Métis capacity and leadership, and supporting regional solutions and infrastructure. The IESO and the OEB developed implementation plans in support of the objectives of the 2017 Long-Term Energy Plan, and each implementation plan was approved by the Minister of Energy in February 2018.

Recent Government Electricity Sector Changes

Fixing the Hydro Mess Act

In May 2019, the Fixing the Hydro Mess Act received Royal Assent. The following key changes flowed from this statute:

•
Reform of the OEB’s structure through the creation and appointment of a board of directors, led by a chair, responsible for governance and strategic oversight of the OEB; the creation of the role of CEO, separate from the chair, to provide executive leadership; and the creation of commissioners to adjudicate hearings and determine matters within the OEB’s jurisdiction;

•	Upload of conservation programs from local distribution companies to the IESO;

•	Limiting residential electricity rate increases to the rate of inflation; and

•	Insertion of on-bill rebates on customer bills.

Legislative Provisions Specific to Hydro One

In addition to legislation in Ontario that impacts all transmitters and distributors, there is legislation that is specific to Hydro One. Specifically, the Electricity Act requires Hydro One’s head office and principal grid control centre to be maintained in Ontario, restricts the disposition of substantially all of its OEB-regulated transmission or distribution business, prohibits any change to its jurisdiction of incorporation, and requires the Company to have an ombudsman.

Ombudsman

The Electricity Act requires the Company to have an ombudsman to act as a liaison with customers and to establish procedures for the ombudsman to inquire into and report to the board of directors of Hydro One Limited on matters raised with the ombudsman by or on behalf of customers. See “Business of Hydro One – Ombudsman” for more information.

Hydro One Accountability Act

In August 2018, the Province passed the Hydro One Accountability Act, requiring the board of directors of Hydro One Limited to establish a new compensation framework for the board, CEO and certain other executives, as defined in the legislation, in consultation with the Province and the other five largest shareholders of Hydro One Limited. In accordance with this legislation, the Province was required to approve the new executive compensation framework and is required to approve any amendments to it. In February 2019, pursuant to the Hydro One Accountability Act, the Province issued a directive to Hydro One Limited which set out certain compensation-related requirements for the CEO, other executives and the board that Hydro One Limited is required to follow when developing its board and executive compensation framework, and in March 2019, the Province approved a new compensation framework that Hydro One Limited submitted in compliance with the directive. Key highlights of the new compensation framework include, among other things, a maximum total direct compensation for the CEO and other executives and a cap on annual board compensation. Also in accordance with the Hydro One Accountability Act, the Ontario Energy Board Act was amended to preclude the OEB from approving or fixing rates for Hydro One Limited or any of its subsidiaries that include any amount in respect of compensation paid to the CEO and certain other executives.

The Hydro One Accountability Act also requires Hydro One Limited to annually provide public disclosure concerning compensation paid to certain executives. Our compensation framework can be found on our website.

Elimination of Certain Legislation With Respect to Hydro One

In 2015 and 2016, Hydro One ceased to be subject to a number of Ontario statutes that apply to entities owned by the Province. Hydro One Limited is similarly not subject to those statutes. Notwithstanding the elimination of certain legislation with respect to Hydro One, the Company is required under the Financial

Administration Act and the Auditor General Act to provide financial information to the Province for the Province’s public reporting purposes.

RECENT DEVELOPMENTS AT HYDRO ONE

New Director

Effective January 1, 2020, Susan Wolburgh Jenah was appointed as a director of the boards of directors of Hydro One Limited and Hydro One Inc.

New Executive Officer

Effective January 2, 2020, David Lebeter was appointed Chief Operating Officer of HONI.

RATE-REGULATED UTILITIES

Rate Applications in Ontario

Framework

The term “rate-regulated” is used to refer to an electricity business whose rates for transmission, distribution and other services are subject to approval by a regulator. The rate base of a rate-regulated utility means the net book value of the regulated assets of the utility, plus an allowance for working capital. The OEB is the regulator that approves electricity transmission and distribution rates in Ontario. Transmission and distribution rates have historically been determined using either a cost-of-service model or a performance-based model, which typically includes a cost-of-service base year. These models are reviewed and modified by the OEB from time to time. The OEB is currently considering alternative approaches to utility remuneration and incentives.

In a cost-of-service model, a utility charges rates for its services that allow it to recover the costs of providing its services and earn an allowed return on equity. A utility’s return on equity, or “ROE”, is the rate of return that a regulator allows the utility to earn on the equity portion of the utility’s rate base. The utility’s costs of providing its services must be prudently incurred. Cost savings are typically passed on to customers in the form of lower rates reflected in future rate decisions.

Cost of Service ($)	+	Return on Equity ($)	=	Revenue Requirement ($)

In a performance-based model, a utility also charges rates for its services that allow it to recover the costs of providing its services and earn an allowed return on equity. However, rates are adjusted formulaically in years subsequent to the initial rebasing of costs. The formulaic adjustments in a performance-based model consider inflation and expectations regarding productivity. They assume that the utility becomes increasingly efficient over time. If a utility achieves cost savings in excess of those established by the regulator, the utility may retain some or all of the benefits of those cost savings, which may permit the utility to earn more than its allowed return on equity. In Ontario, transmission and distribution rates, including those of Hydro One, are now generally determined using a performance-based model.

CORPORATE STRUCTURE

Incorporation and Office

Hydro One Inc. was incorporated as Ontario Hydro Services Company Inc. by articles of incorporation dated December 1, 1998, under the OBCA. On May 1, 2000, it changed its name to Hydro One Inc. Its registered office and head office is located at 483 Bay Street, 8th Floor, South Tower, Toronto, Ontario M5G 2P5. Hydro One Inc. is a wholly-owned subsidiary of Hydro One Limited.

On August 31, 2015, the articles of Hydro One Inc. were amended to provide for certain share ownership restrictions required under amendments to the Electricity Act that came into force that day. On October 30, 2015, the articles of Hydro One Inc. were amended to remove restrictions on the Company’s ability to issue additional shares in its subsidiaries without the prior approval of the Minister of Energy, Science and Technology (predecessor to the Minister of Energy).

On October 31, 2015, the Province revoked all existing unanimous shareholder agreements, shareholder resolutions and shareholder declarations that restricted the powers of the directors to manage or supervise the business and affairs of Hydro One Inc.

Thereafter, on October 31, 2015, Hydro One Inc. repurchased for cancellation all of the outstanding Series A preferred shares in its capital and all of the remaining issued and outstanding shares of Hydro One Inc. were subsequently acquired by Hydro One Limited from the Province in exchange for the issuance to the Province of common shares and Series 1 preferred shares of Hydro One Limited.

On November 2, 2015, the articles of Hydro One Inc. were amended to remove the share ownership restrictions, revise the authorized capital of Hydro One Inc. to be an unlimited number of common shares and an unlimited number of Class A Preference Shares and to modernize the transfer restrictions on its securities.

On November 16, 2017, the articles of Hydro One Inc. were amended to revise the authorized capital of Hydro One Inc. to be an unlimited number of common shares, an unlimited number of Class A Preference Shares and an unlimited number of Class B Preference Shares.

Corporate Structure and Subsidiaries

The following is a simplified chart showing the organizational structure of Hydro One and the name and jurisdiction of incorporation of certain of its subsidiaries. This chart does not include all legal entities within Hydro One’s organizational structure. Hydro One Inc. owns, directly or indirectly, 100% of the voting securities of all of the subsidiaries listed below.

Province(1)
Public Shareholders
Common shares and Series 1 preferred shares
Common shares
Hydro One Limited (Ontario)
100%
Hydro One Inc. (Ontario)
100%
100%
Hydro One Networks Inc. (Ontario)
Hydro One Remote Communities Inc. (Ontario)

Note:

(1)	As of December 31, 2019, the Province directly owned approximately 47.3% of Hydro One Limited’s outstanding common shares and 100% of the outstanding Series 1 preferred shares.

Certain of Hydro One’s subsidiaries are described below:

•	HONI – the principal operating subsidiary that carries on Hydro One’s rate-regulated transmission and distribution businesses.

•	Hydro One Remote Communities Inc. – generates and supplies electricity to remote communities in northern Ontario.

GENERAL DEVELOPMENT OF THE BUSINESS

Chronological Development of the Business

Background

In August 2015, Hydro One Limited was incorporated by the Province as its sole shareholder. In 2015, prior to the closing of the initial public offering of Hydro One Limited, all of the issued and outstanding common shares of Hydro One Inc. were acquired by Hydro One Limited.

The following key events occurred from 2017 to 2019 in respect of Hydro One, beginning in 2017.

Directors and Executive Officers - 2018

In July 2018, Hydro One Limited, on behalf of itself and its wholly owned subsidiary Hydro One Inc., announced that it had entered into an agreement with the Province (the “Letter Agreement”) for the purpose of the orderly replacement of the boards of directors of both companies and for the retirement of Mayo Schmidt as the CEO.

In accordance with the Letter Agreement, Hydro One Limited has agreed to consult with the Province in respect of future matters of executive compensation. In addition, the then-existing Hydro One Limited and Hydro One Inc. boards of directors volunteered and agreed to immediately reduce board compensation to the levels contemplated by the pre-January 1, 2018 director compensation policy. The then-existing Hydro One Limited and Hydro One Inc. boards of directors also volunteered and agreed to forego any compensation for their service after June 30, 2018. Hydro One Limited also announced the appointment of Paul Dobson as Acting President and CEO of Hydro One Limited and Hydro One Inc. effective July 11, 2018 (prior to this appointment, Mr. Dobson was CFO of Hydro One Limited and Hydro One Inc.).

In August 2018, Hydro One Limited announced a new board of directors. The directors of Hydro One Limited and Hydro One Inc. are the same in accordance with the provisions of the Governance Agreement. Four directors were nominated by the Province, Hydro One Limited’s largest shareholder, and six directors were nominated by an ad hoc nominating committee of Hydro One Limited’s three largest shareholders excluding the Province. Each of the directors appointed were independent of both Hydro One Limited and the Province in accordance with the Governance Agreement.

Between July 2018 and April 2019, most of Hydro One Limited and Hydro One Inc.’s executive officers departed. Effective September 6, 2018, Tom Woods was appointed as Chair of the boards of directors of Hydro One Limited and Hydro One Inc. Also effective September 6, 2018, Chris Lopez (previously Senior Vice President, Finance of HONI) was appointed as Acting CFO of Hydro One Limited and Hydro One Inc. Mr. Lopez was subsequently appointed CFO of Hydro One Limited and Hydro One Inc. effective May 9, 2019.

See “Directors and Officers” for more information.

Agreement to Acquire Orillia Power

In August 2016, Hydro One Inc. reached an agreement to acquire Orillia Power, an electricity distribution company located in Simcoe County, Ontario, from the Corporation of the City of Orillia for approximately $41 million, including the assumption of approximately $15 million in outstanding indebtedness and regulatory liabilities, subject to closing adjustments. In April 2018, the OEB issued a decision denying Hydro One Inc.’s proposed acquisition of Orillia Power. In May 2018, Hydro One Inc. and Orillia Power filed a motion to review and vary the OEB’s decision, and in August 2018, the OEB upheld its April 2018 decision denying the acquisition. In September 2018, Hydro One Inc. filed a new MAAD application with the OEB to acquire Orillia Power. The acquisition is subject to the satisfaction of customary closing conditions as well as approval by the OEB. See “Business of Hydro One – Distribution Business Segment – Acquisitions – Agreement to Acquire Orillia Power” for more information.

Agreement to Acquire the Business and Distribution Assets of Peterborough Distribution Inc.

In July 2018, Hydro One Inc. reached an agreement to acquire the business and distribution assets of Peterborough Distribution Inc., an electricity distribution company located in the County of Peterborough, from the Corporation of the City of Peterborough. Hydro One Inc. will pay the Corporation of the City of Peterborough approximately $105 million, subject to closing adjustments. The acquisition is subject to the satisfaction of customary closing conditions as well as approval by the OEB. See “Business of Hydro One – Distribution Business Segment – Acquisitions – Agreement to Acquire the Business and Distribution Assets of Peterborough Distribution Inc.” for more information.

HOSSM

In October 2016, following OEB approval, Hydro One completed the acquisition of Great Lakes Power, an Ontario regulated electricity transmission business operating along the eastern shore of Lake Superior, north and east of Sault Ste. Marie, Ontario. In January 2017, the name Great Lakes Power was changed to HOSSM. In October 2018, HOSSM was operationally integrated into HONI, including its employees and transmission customers. HOSSM is expected to exist as a separate affiliate until 2023.

Niagara Reinforcement Limited Partnership

In September 2018, the Niagara Reinforcement Limited Partnership (“NRLP”) was formed for the purpose of owning a new 230 kV transmission line in the Niagara region (the “Niagara Line”) to enable generators in the Niagara area to connect to load centres of the Greater Toronto and Hamilton areas.

In September 2018, HONI filed a transmission licence application with the OEB for NRLP. In October 2018, HONI filed two other applications with the OEB relating to NRLP requesting approval for HONI to sell the Niagara Line to NRLP, and approval of interim rates to include in the 2019 uniform transmission rates. On December 20, 2018, the OEB issued a decision finding that the request for approval for an interim revenue requirement effective January 1, 2019 was premature but indicated that there would be an opportunity to adjudicate the matter at a later date.

In January 2019, construction on the Niagara Line was halted due to a land dispute with the Haudenosaunee Confederacy Chiefs Council (“HCCC”). In March 2019, HONI filed a letter with the OEB requesting that the three previously-filed applications be heard together once the land dispute was resolved. Also in March 2019, the OEB put the NRLP applications in abeyance per HONI’s request. HONI filed a Statement of Claim with the Ontario Superior Court of Justice for injunctive relief against members of the HCCC, among others. In July 2019, HONI was granted the injunction and resumed construction of the Niagara Line shortly thereafter. The construction of the Niagara Line was completed at the end of August 2019.

In August 2019, HONI filed an update to the three previously-filed OEB applications and asked that the OEB resume adjudication of the applications. In September 2019, the OEB granted NRLP a transmission licence and also granted HONI leave to sell the Niagara Line to NRLP.

In September 2019, the Niagara Line was transferred from HONI to NRLP for $119 million and operation of the Niagara Line was contracted to HONI. Subsequently, on the same date, HONI sold to the Six Nations of the Grand River Development Corporation and, through a trust, to the Mississaugas of the Credit First Nation a 25.0% and 0.1%, respectively, equity interest in NRLP for total consideration of approximately $12 million, representing the fair value of the equity interest acquired. At the time of this sale, the Mississaugas of the Credit First Nation received an option to purchase an additional 19.9% equity interest in NRLP from HONI at a price based on the value of the Niagara Line on the date of closing. The Mississaugas of the Credit First Nation exercised this option in December 2019, for a consideration of approximately $9 million. This purchase transaction closed in January 2020. Following this transaction, the Company’s interest in NRLP was reduced to 55% with the Six Nations of the Grand River Development Corporation and, through a trust, the Mississaugas of the Credit First Nation owning 25% and 20%, respectively, of equity interest in NRLP. See “Business of Hydro One – Transmission Business Segment – Regulation - Recent Transmission Rate Applications – Niagara Reinforcement Limited Partnership” for more information.

Executive Compensation

On March 8, 2019, Hydro One Limited released a revised executive compensation framework for the Board, the CEO and other executives that was approved by the Management Board of Cabinet of the Province.

Directors and Executive Officers - 2019

In April 2019, Greg Kiraly, Chief Operating Officer, and Jamie Scarlett, Executive Vice President and Chief Legal Officer, left the Company following a period of planned leadership transition.

Effective May 1, 2019, Darlene Bradley was appointed as Acting Chief Operating Officer of HONI and effective October 1, 2019, Ms. Bradley was appointed Chief Safety Officer of HONI.

Effective May 9, 2019, Chris Lopez was appointed as CFO of Hydro One Limited and Hydro One Inc.

Effective May 10, 2019, Mark Poweska was appointed as President and CEO and a director of Hydro One Limited and Hydro One Inc.

Effective July 10, 2019, Saylor Millitz-Lee was appointed as Chief Human Resources Officer of HONI.

On July 31, 2019, Tom Woods stepped down as Chair of the boards of directors of Hydro One Limited and Hydro One Inc.

Effective August 1, 2019, Tim Hodgson was appointed as Chair of the boards of directors of Hydro One Limited and Hydro One Inc.

Effective September 9, 2019, Paul Harricks was appointed as Chief Legal Officer of Hydro One Limited and Hydro One Inc.

Exemptive Relief – Executive Compensation Disclosure

In March 2019, Hydro One Inc. was granted exemptive relief (the “Executive Compensation Exemptive Relief”) by securities regulatory authorities in each of the provinces of Canada, exempting Hydro One Inc. from the requirement to provide executive compensation disclosure required by securities laws in its annual information form, for so long as: (i) Hydro One Inc. files such executive compensation disclosure as a stand-alone document with the securities regulatory authorities in each of the provinces of Canada no later than 140 days after its most recently completed financial year and (ii) Hydro One Inc. includes in its annual information form in respect of a financial year a notice that its executive compensation disclosure in respect of that financial year, when filed, is deemed to be incorporated by reference in its annual information form.

Increase to Commercial Paper Program

On March 25, 2019, Hydro One Inc. increased the authorized aggregate principal amount issuable under its commercial paper program from $1.5 billion to $2.3 billion. The commercial paper program is supported by Hydro One Inc.’s committed revolving credit facilities totaling $2.3 billion. The short-term liquidity made available under this program is expected to be used by the Company for general corporate purposes.

Strategy

In November 2019, Hydro One released its updated corporate strategy which reaffirms the Company’s commitment to Ontario and the provision of safe, reliable and affordable electricity. The strategy focuses on five key aspirational priorities:

•	Plan, Design And Build A Grid For The Future
We will plan, design and build a reliable grid taking into account changing technologies to prevent future outages. There will be increased focus on grid resilience in order to restore power after events. Climate change and sustainability factors will be taken into consideration in our planning processes to increase resilience and lower our environmental footprint. We will incorporate distributed energy resources to enable customer choice while delivering exceptional value to customers through best-in-class asset management practices.

•	Be The Safest And Most Efficient Utility
We will transform and improve our safety culture through robust safety analytics as well as grass-roots engagement with our employees. Field operations will be more empowered to drive efficiency, productivity and reliability and provided with efficient corporate support. There will be a focus on efficient capital delivery to support an ongoing growing work program.

•	Be A Trusted Partner
We will make concerted efforts to build and grow relationships with Indigenous peoples, government and industry partners. We will proactively address community concerns and establish strong partnerships with our customers through local investment and economic development for the benefit of Ontarians.

•	Advocate For Our Customers And Help Them Make Informed Decisions
We will make it easier to do business with Hydro One by strengthening the customer experience through innovative customer-centric practices. We will help our customers make informed decisions with deeper insights and leverage our position as energy experts. We will expand access to energy offerings to become the provider of choice to our customers.

•	Innovate And Grow The Business
We will continue to invest responsibly in our core transmission and distribution business. In addition, we will pursue incremental regulated and unregulated business opportunities through innovation and our focused presence in Ontario.

General Development of the Business

In addition to the chronological development of the business, the following general developments in the business have occurred and continue to be relevant.

Customer Focus

Our continued focus on customer service remains a critical aspect of our success as a Company. Greater corporate accountability for performance outcomes, and company-wide improvements in productivity and efficiency, align with our customers’ expectations of how Hydro One should operate. Hydro One intends to continue to offer affordable and reliable electricity, advocate for our customers and empower them to make informed decisions about their energy usage, and respond to emerging customer needs.

Customer Service

Hydro One is committed to delivering value to its customers by becoming easier to do business with, being available when customers need assistance, and always staying connected. This includes specific, measurable commitments that encompass all areas of service. This focus on customer service resulted in improved satisfaction survey scores in 2019. Residential and small business customer satisfaction scores were the highest in ten years at 86%, transmission customer satisfaction saw a slight decrease from 2018 results, from 90% to 87%, while customer satisfaction for commercial and industrial customers was at 79%, reflecting a company-wide dedication to improving customer service. Another area of focus has been to shift customer interactions to digital channels to meet customers’ needs while reducing operational costs and increasing customer satisfaction. Hydro One is on a multi-year journey to transform the customer experience by creating digital channels that enhance existing services, introduce new services and offer innovative solutions to better anticipate and meet the needs of customers.

Review of Operations

Hydro One has been focused on the identification of opportunities for improved corporate performance and the development of strategies to drive more efficient, cost-effective operations. Hydro One conducts regular reviews of key corporate activities and programs, covering areas such as construction services and project management practices, asset deployment and controls, information technology and cybersecurity, vegetation management practices, fleet services and utilization, supply chain management and business continuity planning. Operational and cost improvements across work planning and execution have already been observed and implemented. Hydro One has included productivity cost savings in its applications before the OEB.

Sustainability and Environmental Reporting

In August 2019, Hydro One Limited published its 2018 Sustainability Report, highlighting its progress in 2018 and its plans for future years. The report reviews Hydro One’s performance in five key areas: putting customers first, management of environmental impacts, employees and workplace, a commitment to supporting stronger communities, and investments to improve service reliability and the long-term viability of Hydro One Limited. In September 2019, Hydro One Limited outlined its actions to address climate change in its 2018 submission to the Carbon Disclosure Project, an organization which supports the disclosure of the environmental impact of major corporations.

BUSINESS OF HYDRO ONE

Segments

Hydro One is Ontario’s largest electricity transmission and distribution utility with approximately $26.9 billion in assets and 2019 revenues of approximately $6.4 billion. Hydro One owns and operates substantially all of Ontario’s electricity transmission network and is the largest electricity distributor in Ontario by number of customers. Hydro One delivers electricity safely and reliably to approximately 1.4 million customers across the province of Ontario, and to large industrial customers and municipal utilities. Hydro One owns and operates approximately 30,000 circuit kilometres of high-voltage transmission lines and approximately 123,000 circuit kilometres of primary low-voltage distribution lines.

Hydro One has three segments: (i) transmission business; (ii) distribution business; and (iii) other. Each of the three segments is described below.

Hydro One’s transmission and distribution businesses are both operated primarily through HONI. This allows both businesses to utilize common operating platforms, technology, work processes, equipment and field staff and thereby take advantage of operating efficiencies and synergies. For regulatory purposes, HONI has historically filed separate rate applications with the OEB for each of its licensed transmission and distribution businesses. A single application will be filed for transmission and distribution for the period 2023 to 2027.

Transmission Business Segment

Overview

Hydro One’s transmission business consists of owning, operating and maintaining Hydro One’s transmission system, which accounts for approximately 98% of Ontario’s transmission capacity based on revenue approved by the OEB. All of the Company’s transmission business is carried out through its wholly-owned subsidiary, HONI and through its wholly-owned subsidiary HOSSM (formerly Great Lakes Power), as well as through the Company’s approximately 66% interest in B2M Limited Partnership and 75% interest in NRLP. Hydro One’s 75% interest in NRLP was reduced to 55% following the closing of a purchase transaction in January

2020. Hydro One’s transmission business represented approximately 56% of its total assets as at December 31, 2019, and accounted for approximately 50% of its total revenue in 2019, net of purchased power and 53% of its total revenue in 2018, net of purchased power.

The Company’s transmission business is a rate-regulated business that earns revenues mainly from charging transmission rates that are subject to approval by the OEB. The Company’s transmission rates are generally determined using a performance-based model, which typically includes a cost-of-service base year. Transmission rates are collected by the IESO and are remitted by the IESO to Hydro One on a monthly basis, which means that Hydro One’s transmission business has no direct exposure to end-customer counterparty risk.

Transmission rates are based on monthly peak electricity demand across Hydro One’s transmission network. This gives rise to seasonal variations in Hydro One’s transmission revenues, which are generally higher in the summer and winter due to increased demand, and lower during other periods of reduced demand. Hydro One’s transmission revenues also include revenues associated with exporting energy to markets outside of Ontario. Ancillary revenue includes revenues from providing maintenance services to generators and from third-party land use.

Business

The Company’s transmission system serves substantially all of Ontario and transported approximately 135 TWh of energy throughout the province in 2019. Hydro One’s transmission customers consist of 38 local distribution companies (including Hydro One’s own distribution business) and 83 large industrial customers connected directly to the transmission network, including automotive, manufacturing, chemical and natural resources businesses. Electricity delivered over the Company’s transmission network is supplied by 133 generators in Ontario and electricity imported into the province through interties. Interties are transmission interconnections between neighbouring electric systems that allow power to be imported and exported.

The high voltage power lines in Hydro One’s transmission network are categorized as either lines which form part of the “bulk electricity system” or “area supply lines”. Power lines which form part of the bulk electricity system typically connect major generation facilities with transmission stations and often cover long distances, while area supply lines serve a local region. Ontario’s transmission system is connected to the transmission systems of Manitoba, Michigan, Minnesota, New York and Quebec through the use of interties, allowing for the import and export of electricity to and from Ontario.

Hydro One’s transmission assets were approximately $15 billion as at December 31, 2019 and include transmission stations, transmission lines, a control centre and telecommunications facilities. Hydro One has approximately 309 in-service transmission stations and approximately 30,000 circuit kilometres of high voltage lines whose major components include cables, conductors and wood or steel support structures. All of these lines are overhead power lines except for approximately 270 circuit kilometres of underground cables located in primarily urban areas.

Hydro One’s transmission network is managed from a central location. This centre monitors and controls the Company’s entire transmission network, and has the capability to remotely monitor and operate transmission equipment, respond to alarms and contingencies and restore and reroute interrupted power. There is also a backup facility which would be staffed in the event of an evacuation of the centre. In September 2019, Hydro One Inc. announced plans to build a new Ontario grid control centre.

Hydro One uses telecommunications systems for the protection and operation of its transmission and distribution networks. These systems are subject to very stringent reliability and security requirements, which help the Company meet its reliability obligations and facilitate the restoration of power following service interruptions.

B2M Limited Partnership is Hydro One’s partnership with the Saugeen Ojibway Nation with respect to the Bruce-to-Milton transmission line. B2M Limited Partnership owns the transmission line assets relating to two circuits between Bruce TS and Milton TS, while Hydro One owns the transmission stations where the lines terminate. Hydro One maintains and operates the Bruce-to-Milton line and has an approximately 66% economic interest in the partnership.

NRLP is Hydro One’s partnership with Six Nations of the Grand River Development Corporation and, through a trust, the Mississaugas of the Credit First Nation. NRLP owns the Niagara Line. Hydro One maintains and operates the Niagara Line, and had a 75% interest in the partnership at year end, which reduced to 55% following the closing of the purchase transaction in January 2020. See “General Development of the Business – Chronological Development of the Business – Niagara Reinforcement Limited Partnership” for more information.

In 2018, Hydro One completed the operational integration of HOSSM (formerly Great Lakes Power), which was acquired in October 2016. See “General Development of the Business – Chronological Development of the Business – HOSSM” for more information.

Regulation

Transmission Rate Setting

The OEB provides two revenue plan options for transmission rates in Ontario: the Custom Incentive Rate Setting Plan (the “Custom IR Method”) and the Incentive-Based Revenue Index Rate Setting Plan (the “Revenue Cap Index”).

Under the Revenue Cap Index, the first year’s revenue requirement reflects the transmitter’s cost of service; and annually thereafter, this amount is subject to a formulaic increase reflecting inflation, partially offset by a productivity factor. The revenue requirement in these subsequent years is set on the assumption that the transmitter will achieve efficiency or productivity improvements to offset the productivity factor imposed by the regulator. Under the Custom IR Method, a similar methodology to the Revenue Cap Index may be used; however, applications are multi-year and are designed to reflect a transmitter-specific revenue trend for the application term. For example, a transmitter may request incremental capital funding beyond amounts established in the base year revenue requirement.

The OEB sets transmission rates based on a two-step process. First, all transmitters apply to the OEB for the approval of their revenue requirements. Second, the OEB aggregates the total revenue requirements of all transmitters in Ontario and applies a formula to arrive at a single set of rates that are charged to ratepayers for the three types of transmission services applicable in Ontario, namely: network services, line connection services and transformation connection services. The three separate rates charged for these services are the same for all transmitters and are referred to as “uniform transmission rates”. Uniform transmission rates for all transmitters are set by the OEB on an annual basis, using the revenue requirements set out in the most recent rate decision issued for each transmitter.

The filing requirements for transmitters mandate the integration of core RRF (defined below under “Business of Hydro One – Distribution Business Segment – Regulation – Distribution Rates”) concepts into revenue requirement applications. Transmitters applying for revenue requirements under the Custom IR Method or Revenue Cap Index must include: (i) evidence of the continuous improvement and efficiency gains anticipated to be achieved over the rate term; (ii) a mechanism to protect ratepayers in the event of earnings significantly in excess of the regulatory net income supported by the return on equity established in the approved revenue requirement; and (iii) proposed performance metrics applicable to their individual circumstances. A key component of rate–setting under the RRF is benchmarking evidence to support cost forecasts and system planning proposals.

Recent Transmission Rate Applications

HONI, B2M Limited Partnership, HOSSM and NRLP file separate applications to the OEB for the approval of their transmission revenue requirement for transmission services.

HONI

In September 2017, the OEB issued its decision on HONI’s application for 2017-2018 transmission revenue requirement. In the decision, the OEB concluded that the net deferred tax asset resulting from the transition from the payments in lieu of tax regime under the Electricity Act to the federal and provincial tax regimes in connection with the 2015 initial public offering should not accrue entirely to Hydro One Limited’s shareholders, but rather a portion should be shared with HONI’s ratepayers. The OEB proposed a basis for sharing a portion of the tax savings resulting from the deferred tax asset with HONI’s ratepayers by reducing the amount of taxes approved for recovery in HONI’s 2017-2018 transmission revenue requirement. In November 2017, the OEB issued a decision and order that established the portion of the tax savings that should be shared with HONI’s ratepayers.

In October 2017, HONI filed with the OEB a motion to review and vary the OEB’s decision, and filed an appeal with the Ontario Divisional Court. The motion, among other things, sought allocation to Hydro One Limited’s shareholders of the full amount of the future tax savings arising from the deferred tax asset. In both the motion and the appeal, HONI’s position was that the OEB made errors of fact and law in its determination of the allocation of the tax savings between Hydro One Limited’s shareholders and HONI’s ratepayers. An OEB hearing of the merits of the motion was held in February 2018. In August 2018, the OEB granted the motion and returned the portion of the decision relating to the deferred tax asset to an OEB panel for reconsideration. In March 2019, the OEB upheld its original decision on the allocation of the deferred tax asset between Hydro One Limited’s shareholders and HONI’s ratepayers. As a result, the Company has recorded an $867 million one-time decrease in net income as a reversal of revenues of $68 million, and a charge to deferred tax expense of $799 million, which is expected to result in an annual decrease to funds from operations in the range of $50 million to $60 million in the near term, and this range will decline over time. In April 2019, HONI filed an appeal with the Ontario Divisional Court with respect to the OEB’s deferred tax asset decision. The appeal was heard in November 2019, and a decision is pending. See the Annual MD&A under the subheading “Risk Management and Risk Factors – Risks Relating to Hydro One’s Business – Regulatory Risks and Risks Relating to Hydro One’s Revenues – Risks Relating to Regulatory Treatment of Deferred Tax Asset” for a description of related risks.

In March 2018, the OEB requested that HONI file the transmission revenue requirement application for a four-year test period from 2019 to 2022.

A one-year inflation-based application for the 2019 transmission revenue requirement was filed with the OEB in October 2018. In December 2018, the OEB issued a decision declaring HONI’s 2018 transmission revenue requirement of approximately $1,521 million and specifying the 2019 uniform transmission rates, both interim and effective as of January 1, 2019. In April 2019, the OEB issued its decision on HONI’s transmission rate application and set the revenue index at 1.4% on a final basis effective May 1, 2019.

In March 2019, HONI filed a three-year custom incentive rate application with the OEB for its 2020-2022 transmission revenue requirements. The application requested the OEB’s approval of revenue requirements of $1,623 million for 2020. In June 2019, HONI filed updates to the application reflecting recent financial results and other adjustments. The hearing concluded in November 2019. The OEB decision is pending.

On December 10, 2019, the OEB approved HONI’s 2019 transmission revenue requirement and charges as interim effective January 1, 2020 until the new transmission revenue requirement and charges are approved by the OEB.

The OEB has also requested that HONI file a single application for distribution rates (including Hydro One Remote Communities Inc.) and transmission revenue requirement for the period from 2023 to 2027. HONI intends to comply with this request. See also “Business of Hydro One – Distribution Business Segment – Regulation – Recent Distribution Rate Applications – HONI”.

B2M Limited Partnership

In December 2015, the OEB approved B2M Limited Partnership’s revenue requirement for years 2015 to 2019, subject to annual updates in each of 2016, 2017, 2018 and 2019 to adjust its revenue requirement for the following year consistent with the OEB’s updated cost of capital parameters. In May 2018, the OEB issued its decision and rate order on B2M Limited Partnership’s 2018 transmission application reflecting a revenue requirement of $36 million, effective January 1, 2018.

In November 2018, a revised 2019 revenue requirement using the updated cost of capital parameters was filed with the OEB. In December 2018, the OEB issued its decision on uniform transmission rates effective January 1, 2019, approving the requested 2019 revenue requirement of approximately $33 million.

In July 2019, B2M Limited Partnership filed a transmission rate application for 2020-2024, seeking a base revenue requirement of $36 million for 2020, and a 1.4% revenue cap escalator index for 2021 to 2024. On December 9, 2019, B2M Limited Partnership reached a settlement on all issues with OEB staff and Intervenors on the 5-year revenue cap rate application for 2020-2024 to be effective January 1, 2020. The settlement accepts all of B2M Limited Partnership’s cost submissions, but includes additional reliability reporting and a capital adjustment (reduction) factor of 0.6% to account for the lower rate base value. On January 6, 2020, the settlement agreement was filed with the OEB for approval, which was granted on January 16, 2020.

HOSSM

HOSSM is under a ten-year deferred rebasing period for years 2017-2026, following receipt of approval by the OEB of Hydro One’s acquisition of HOSSM in October 2016. HOSSM’s 2016 approved revenue requirement of $41 million remained in effect for 2017 and 2018.

In July 2018, HOSSM filed a 2019 application to allow for inflationary increase (“revenue cap escalator factor”) to its previously approved revenue requirement. The revenue cap escalator factor is designed to add inflationary increases to the revenue requirement on an annual basis. In June 2019, the OEB approved the revenue cap escalator index at 1.1% (net) which was applied to HOSSM's base revenue requirement for 2019, effective February 1, 2019, and also approved the 2019-2026 revenue cap framework. In December 2019, the OEB issued a decision on HOSSM’s request for transmission revenue requirement for 2020. The OEB approved the revenue cap adjustment requesting an increase to the 2020 revenue requirement of 1.5% (inflation factor of 1.8% less stretch factor of 0.3%).

Niagara Reinforcement Limited Partnership

In September 2019, the OEB granted NRLP a transmission licence and granted HONI leave to sell the Niagara Line to NRLP. Also in September 2019, the OEB approved NRLP’s request to establish a deferral account to record NRLP’s 2019 revenue requirement prior to its inclusion in the uniform transmission rates. In October 2019, NRLP filed its revenue cap incentive rate application for 2020-2024. In December 2019, the OEB approved NRLP’s proposed 2020 revenue requirement of $9 million as interim effective January 1, 2020. See “General Development of the Business – Chronological Development of the Business – Niagara Reinforcement Limited Partnership” for more information.

Reliability Standards for Transmission

The Company’s transmission business is required to comply with various mandatory regulations for transmission reliability, including mandatory standards, directories and market rules established by NERC, NPCC, and the IESO, which are international, regional and Ontario reliability regulatory authorities, respectively, involved in regulating, promoting and otherwise improving the reliability of transmission networks in North America. Hydro One’s compliance with these reliability regulations is enforced by both the IESO and the Canadian Energy Regulator.

Among the various regulations, NERC has established a set of currently enforced standards and continues to issue new and revised standards to ensure that utilities and other users, owners and operators of the bulk electricity system in North America implement and sustain preventive, detective and corrective measures to mitigate cyber and physical security risks to critical infrastructure. Hydro One’s physical, electronic and information security measures have been and are being upgraded to meet these revised requirements. Hydro One expects to continue to perform additional work and incur further costs to comply with these and other reliability requirements. Hydro One anticipates that these costs will be incurred annually over a number of years and will be recovered in rates. See the Annual MD&A under the subheadings “Risk Management and Risk Factors – Risks Relating to Hydro One’s Business – Compliance with Laws and Regulations”, “Risk Management and Risk Factors – Risks Relating to Hydro One’s Business – Risk Associated with Information Technology, Operational Technology Infrastructure and Data Security” and “Risk Management and Risk Factors – Risks Relating to Hydro One’s Business –Risks Relating to Asset Condition, Capital Projects and Innovation” for more information.

Regional Planning

The OEB oversees regional planning processes to ensure that transmission and distribution investments are coordinated at a regional level. One of the OEB objectives for regional planning is to review and/or rely on regional planning studies and reports to support rate applications submitted by transmitters and distributors and “leave to construct” applications submitted by transmitters. In Ontario, the first phase of the regional planning process is led by the transmitter responsible for a particular geographic region. For this purpose, the province is divided into 21 regions. As the largest transmitter in Ontario, Hydro One plays a key role in the regional planning process and is responsible for leading the regional planning process in 20 of the 21 designated regions. The first cycle of the regional planning process was completed in 2017. The second cycle of the regional planning process is currently in progress. Recommended transmission and distribution investments from the regional planning process will be undertaken by the transmitter responsible for each region and by distributors in each region for their respective service territories.

In conducting regional planning, Hydro One works closely with the IESO and all distributors in the region through study teams to jointly identify needs and develop transmission and distribution investment options. Hydro One also coordinates with the IESO on its Integrated Regional Resource Planning which is another phase of the regional planning process.

Capital Expenditures

The Company anticipates that it will spend in the range of approximately $1,181 million to $1,382 million per year, over the next five years, on capital expenditures relating to its transmission business. The Company’s capital expenditure plans are included in Hydro One’s applications to the OEB for transmission rates and are subject to approval by the OEB. See “Capital Investments – Future Capital Investments” and “Capital Investments – Major Transmission Capital Investment Projects” in the Annual MD&A for more information on future capital expenditures.

The Company incurs both sustaining capital expenditures and development capital expenditures. Sustaining capital expenditures are those investments required to replace or refurbish our assets and facilities to ensure that the transmission system continues to function as originally designed. Hydro One’s plans to maintain, refurbish or replace existing assets are based upon risk assessments, asset condition assessments and end-of-service life criteria specific to each type of asset. Priorities are assigned to each type of investment based upon the extent of the risks that it mitigates.

Investments to sustain Hydro One’s transmission assets are critical to maintain the safety, reliability and integrity of its existing transmission network. Hydro One’s sustainment capital plan is designed to maintain Hydro One’s transmission reliability performance, as determined by measures such as the average length (in minutes) of unplanned interruptions per delivery point. The Company expects that significant investments will be required to sustain its existing infrastructure over the long term.

The Company’s development capital expenditure plan is designed to address Ontario’s expected change in the generation profile, accommodate load growth in areas throughout Ontario and support the economic growth in Ontario including industrial and agricultural growth and connection of the remote communities in the northern part of the province. Development capital expenditures include those investments required to develop and build new large-scale projects such as new transmission lines and stations as well as smaller projects such as transmission line or station reinforcements, extensions or additions to connect generation or serve load.

The Company engages with various stakeholders, including its customers, as it develops its capital plans. It also engages affected communities and parties who may be impacted by individual projects. The Company also consults with Indigenous communities whose rights may be affected by its projects.

Competitive Conditions

Within our principal market of Ontario, the Company operates and maintains substantially all of the transmission system. Competition for transmission services in Ontario is currently limited. The adoption by the OEB of uniform transmission rates that apply to all transmitters also reduces the financial incentive for customers to seek alternative transmission providers, since each transmitter in Ontario charges the same uniform rate for transmission services. Hydro One competes with other transmitters for the opportunity to build new large-scale transmission facilities in Ontario. The competitive process was amended in 2016 by the proclamation of the Energy Statute Law Amendment Act to allow for the selection of a transmitter outside the existing competitive process. The 2017 Long-Term Energy Plan directed the IESO to develop a transmission procurement process that is clear, cost-effective, efficient and able to respond to changing policy, market and system needs. This process is currently underway.

Hydro One does not compete with other transmitters with respect to investments which are made to sustain or develop its existing transmission infrastructure.

Distribution Business Segment

Overview

Hydro One’s distribution business consists of owning, operating and maintaining Hydro One’s distribution system, which it owns primarily through HONI, the largest local distribution company in Ontario. The Company’s distribution system is also the largest in Ontario. The Company’s distribution business is a rate-regulated business that earns revenues mainly by charging distribution rates that are subject to approval by the OEB. Hydro One’s distribution business also includes the business of its wholly-owned subsidiary, Hydro One Remote Communities Inc., which supplies electricity to customers in remote communities in northern Ontario. The Company’s distribution rates are generally determined using a performance-based model, except for the distribution rates of Hydro One Remote Communities Inc., which are set on a cost-recovery basis and do not include a return on equity.

Hydro One’s distribution business represented approximately 37% of its total assets as at December 31, 2019, and accounted for approximately 50% of its total revenue in 2019, net of purchased power and 47% of its total revenue in 2018, net of purchased power. Distribution revenues include distribution rates approved by the OEB and amounts to reimburse Hydro One for the cost of purchasing electricity delivered to its distribution customers. Distribution revenues also include minor ancillary service revenues, such as fees related to the joint use of the Company’s distribution poles by participants in the telecommunications and cable television industries, as well as miscellaneous charges such as charges for late payments.

As at December 31, 2019, Hydro One’s distribution assets were approximately $10 billion.

Business

Hydro One delivers electricity through its distribution network to approximately 1.4 million residential and business customers, most of whom are located in rural areas, as well as 47 local distribution companies (including Hydro One’s own distribution business).

Hydro One’s distribution system includes approximately 123,000 circuit kilometres of primary low-voltage distribution lines and approximately 1,000 distribution and regulating stations. Other distribution assets include poles, transformers, service centres and equipment.

Hydro One’s distribution system services a predominantly rural territory. As a result of the lower population density in the Company’s service territory, the Company’s costs to provide distribution services may be higher than those of distributors who service urban areas. Furthermore, unlike the distribution systems found in urban areas, most of Hydro One’s distribution system was not designed with redundancy, to be interconnected in loops with other distribution lines, with the result that interruptions experienced at any point along a distribution line in Hydro One’s network can cause all customers downstream of the interruption point to lose power. Accordingly, the reliability of Hydro One’s distribution system is lower than that of local distribution companies which service urban territories that typically have redundancy built into their systems.

The Company engages in vegetation management activities to maintain the reliability of Hydro One’s distribution system on a preventive basis and to protect public health and safety. This consists of the trimming or removal of trees to lower the risk of contact with distribution lines, thereby reducing the risk of power outages, and preventing potential injury to the public or employees. The Company’s monitoring systems assist with determining areas of priority and with system restoration. The Company relies on its local line crews for these restoration activities.

Hydro One’s distribution business is involved in the connection of new sources of electricity generation, including renewable energy. Hydro One invests in upgrades and modifications to its distribution system to accommodate these new sources of generation and ensure the continued reliability of its distribution network. As at December 31, 2019, there were approximately 17,000 small, mid-size and large embedded generators connected to Hydro One’s distribution network, including approximately 16,000 generators with capacities of up to 10 kW. As at December 31, 2019, Hydro One also had approximately 800 generators pending connection.

Hydro One has played a significant role in the installation of smart meters and the migration of distribution customers to time of use pricing in Ontario. Smart meters are regarded as an integral means of promoting a culture of conservation and allow customers to change their electricity consumption patterns and reduce their costs. Hydro One has completed all material activities associated with the implementation of smart meters and has transitioned the vast majority of its customers to time of use pricing.

Acquisitions

Agreement to Acquire Orillia Power

In August 2016, Hydro One Inc. reached an agreement to acquire Orillia Power, an electricity distribution company located in Simcoe County, Ontario, from the Corporation of the City of Orillia for approximately $41 million, including the assumption of approximately $15 million in outstanding indebtedness and regulatory liabilities, subject to closing adjustments. The acquisition is subject to the satisfaction of customary closing conditions as well as approval by the OEB. In April 2018, the OEB issued a decision denying Hydro One Inc.’s proposed acquisition of Orillia Power. Hydro One Inc. and Orillia Power filed a motion to review and vary the OEB’s decision, and in August 2018, the OEB issued a decision upholding its April 2018 decision to deny Hydro One Inc.’s proposed acquisition of Orillia Power. In September 2018, Hydro One Inc. filed a new MAAD application with the OEB to acquire Orillia Power. The evidence in this MAAD application has been updated to reflect current variables to costs and other metrics, as well as future cost structures pertaining to the acquired entity. In 2019, Hydro One filed supplemental evidence, and a technical conference and an oral hearing were held in respect of the acquisition. A decision by the OEB is pending.

Agreement to Acquire the Business and Distribution Assets of Peterborough Distribution Inc.

In July 2018, Hydro One Inc. reached an agreement to acquire the business and distribution assets of Peterborough Distribution Inc., an electricity distribution company located in the County of Peterborough, from the Corporation of the City of Peterborough. Hydro One Inc. will pay the Corporation of the City of Peterborough approximately $105 million, subject to closing adjustments. The acquisition is subject to the satisfaction of customary closing conditions as well as approval by the OEB and the Competition Bureau. In October 2018, Hydro One Inc. filed a MAAD application with the OEB for approval of the acquisition. In November 2018, the Competition Bureau issued a no-action letter, stating that it does not intend to take action against the acquisition. In 2019, Hydro One filed supplemental evidence, and a technical conference and an oral hearing were held in respect of the acquisition. A decision by the OEB is pending.

Regulation

Distribution Rates

Distribution rates in Ontario are determined using a performance-based model set out in the OEB’s Renewed Regulatory Framework for Electricity Distributors: A Performance-Based Approach, which is sometimes referred to as the “RRF”. Under the RRF, distributors in Ontario may choose one of three rate-setting methods, depending on their capital requirements: 4th Generation Incentive Rate-Setting (now known as “Price Cap IR”), Custom IR Method, or Annual Incentive Rate-Setting Index.

The RRF contemplates that under the Price Cap IR method, a distributor will apply for the approval of its revenue requirement for an initial base year, reflecting the distributor’s cost of service. The revenue requirement for subsequent years is determined based on a formula that accounts for inflation and certain productivity factors set by the regulator. The revenue requirement in these subsequent years is set on the assumption that the distributor will achieve efficiency or productivity improvements to offset the productivity factor imposed by the regulator.

Under the Custom IR Method, a similar methodology to the Price Cap IR may be used; however, applications are multi-year and are designed to reflect a distributor-specific revenue trend for the application term. For example, a distributor may request incremental capital funding beyond amounts established in the base year revenue requirement.

The scope of applications under the Annual Incentive Rate-Setting Index option is limited to formulaic adjustments to prior year OEB-approved rates. The adjustment provides an increase based on inflation, partially offset by a productivity factor. Distributors under this plan do not have access to mechanisms for additional capital funding beyond the formulaic adjustment.

The RRF allows the distributor to retain all or a portion of the cost savings achieved in excess of the estimate established by the regulator during the period covered by the rate decision, subject to any sharing mechanisms that may be required by the OEB, as indicated in the decision of each rate application. This approach allows the distributor an ability to earn more than its allowed return on equity. The RRF also requires distributors to demonstrate certain performance outcomes, namely: customer focus, operational effectiveness, public policy responsiveness and financial performance. The OEB has indicated that customer focused outcomes and continuous performance improvements by distributors are central to the RRF framework objectives and are considered as part of a distributor rate application.

Performance measures are an important part of the RRF, and the OEB has established a standard performance scorecard for all distributors which is reported annually. Distributors may also propose additional performance measures for approval by the OEB. In its most recent distribution application, Hydro One submitted additional measures relating to areas that are of particular interest, such as customer service and reliability, as well as operational efficiency in key areas like pole replacements, distribution station refurbishments and vegetation management. In subsequent rate applications, distributors are required to report to the OEB on their performance against the performance measures approved.

The OEB’s review process of the anticipated cost of service for providing distribution services under the RRF follows a process similar to that of a transmission rate application. Once the revenue requirement for distribution services is determined, it is allocated across the distributor’s customer rate classes using a methodology approved by the OEB resulting in the setting of individual rates for distribution services based on each customer rate class. Hydro One currently has 13 customer rate classes. Distribution rates in Ontario are not the same for all distributors and reflect the particular circumstances of each distributor, including its own costs of providing electricity service to its own particular customers. The OEB policy, A New Distribution Rate Design for Residential Electricity Customers, changes the current distribution rate design for residential customers (a combination of a fixed monthly rate and a variable charge) to a fixed monthly charge only. In December 2015, the OEB increased the transition period for certain customer classes of HONI to eight years to mitigate bill impacts. Implementation will be completed over the next four years for HONI’s residential customers, depending on rate class.

The OEB is considering possible changes to the design of rates for commercial industrial customers. Changes to rate design will not impact the total revenue to be collected from these customer classes.

Recent Distribution Rate Applications

The Company’s distribution rates, other than the distribution rates of Hydro One Remote Communities Inc., are determined by using a performance-based model.

HONI

In March 2017, HONI filed a custom application with the OEB for its 2018-2022 distribution rates. The application reflects the level of capital investments required to minimize degradation in overall system asset condition, to meet regulatory requirements, and to maintain current reliability levels. In accordance with the OEB decision, HONI filed its draft rate order reflecting updated revenue requirements of $1,459 million for 2018, $1,498 million for 2019, $1,532 million for 2020, $1,578 million for 2021, and $1,624 million for 2022. In June 2019, the OEB approved the rate order confirming these updated revenue requirements.

In March 2018, the OEB issued a letter stating that the OEB expected HONI to file a joint distribution-transmission rate application for 2023-2027, including rates for Hydro One Remote Communities Inc. See “Business of Hydro One – Transmission Business Segment – Regulation – Recent Transmission Rate Applications – HONI” for more information.

In March 2019, HONI received the OEB’s decision on its 2018-2022 distribution rates application, which included reductions to Hydro One’s capital and operating costs. In accordance with the OEB decision, HONI filed its draft rate order reflecting updated revenue requirements. In June 2019, the OEB approved the rate order confirming the updated revenue requirements. At the end of March 2019, HONI filed a motion to review and vary the OEB’s decision on HONI’s 2018-2022 distribution rates application as it relates to rates revenue requirement recovery of employer pension costs. Concurrently, an appeal to the Ontario Divisional Court was filed. The appeal was held in abeyance pending the outcome of the motion made before the OEB. In December 2019, the OEB affirmed its earlier decision with respect to recovery of the revenue requirement associated with pension costs. HONI has decided to discontinue its appeal of the OEB’s decision.

Hydro One Remote Communities Inc.

In August 2017, Hydro One Remote Communities Inc. filed an application seeking approval of the 2018-2022 revenue requirements and customer rates for the distribution and generation of electricity in the Hydro One Remote Communities service area. New rates were implemented on May 1, 2018.

In November 2018, Hydro One Remote Communities Inc. filed an application with the OEB seeking approval for increased base rates effective May 1, 2019. In February 2019, the OEB issued a draft decision approving the requested increase, which was later finalized in March 2019.

In November 2019, Hydro One Remote Communities Inc. filed an application and evidence in support of its proposed 2020 distribution rates. The application requested an increase to the base rates for the distribution and generation of electricity of 2.0% effective May 1, 2020. A decision from the OEB is pending.

Hydro One Remote Communities Inc.’s business is exempt from a number of sections of the Electricity Act which relate to the competitive market. For example, Hydro One Remote Communities Inc. continues to apply bundled rates to customers in remote communities. Hydro One Remote Communities Inc.’s business is operated on a break-even basis, without a return on equity included in rates. As a result, any net income or loss in the year related to the regulated operations of Hydro One Remote Communities Inc. is recorded in a regulatory variance account for inclusion in the calculation of future customer rates. See the Annual MD&A under the heading “Regulation – Electricity Rates Applications – Hydro One Remote Communities” for more information.

Conservation and Demand Management

Until March 2019, under the IESO’s 2015-2020 Conservation First Framework, distributors in Ontario offered CDM programs to customers to achieve specific energy savings targets. Distributors were responsible for developing and delivering CDM plans approved and funded by the IESO and reporting on their progress towards achieving projected energy savings targets.

In March 2019, the Province directed the IESO to cancel the 2015-2020 Conservation First Framework and assume accountability for centralized delivery of conservation programs under an interim framework. Hydro One continues to deliver CDM programs to those customers for whom CDM project applications had already been approved. The interim framework is in effect from April 1, 2019 to December 31, 2020 and offers energy-efficiency incentives and rebates to electricity customers. Under the interim framework, distributors, including Hydro One, are allowed to offer local programs that do not overlap with the IESO’s program offerings.

Capital Expenditures

Hydro One’s asset sustainment activities are based on an assessment of asset condition. Distribution asset renewals are undertaken when assessments indicate there is a high risk of failure and where further maintenance activities are not appropriate. The Company expects capital expenditures for its distribution business in the near term to focus on new load connections, storm damage, wood pole replacement, and system capability reinforcement. In addition, the Company expects to continue to construct new distribution lines and stations in response to system growth forecasts, continued suburban community development, high load relief requirements and requirements to connect new sources of generation. The Company expects that it will spend in the range of approximately $632 million to $750 million per year over the next five years on capital expenditures relating to its distribution business. The projections are subject to approval by the OEB.

Hydro One is continuing to modernize its distribution system through the deployment of smart devices (including remotely controllable switches and breakers as well as faulted circuit indicators) as power system assets are renewed. Hydro One has implemented a Distribution Management System (“DMS”) at its Ontario Grid Control Centre. The DMS has enabled distribution components to be monitored and controlled, perform real-time analysis and determine, with greater precision, the location of equipment failures. Additional functionality is planned to allow field staff to view system conditions remotely in real-time. Smart metering data will also be used to deliver operational and asset management benefits such as better notification of outages and their scope, asset loading information and other data. See the Annual MD&A under the subheading “Capital Investments – Future Capital Investments” for more information on future capital expenditures.

Competitive Conditions

Hydro One’s distribution service area is described in its distribution licence issued by the OEB. Only one distributor is permitted to provide distribution services in a service territory, and distributors have exclusive rights to provide service to new customers located within their service territory. As a result, there is very little direct competition for distribution services in Ontario, except near the borders of adjoining service territories, where a distributor may apply to the OEB to claim the right to serve new customers or new loads not currently connected to its distribution grid.

To create more efficiency in the distribution sector, the Province continues to endorse the need for faster consolidation among local distribution companies in Ontario, resulting in competition for acquisition or merger opportunities. Potential acquirers may include strategic and financial buyers, in addition to other local distribution companies. Hydro One believes that it is well-positioned to continue to pursue consolidation opportunities within Ontario that are beneficial to all stakeholders. Consolidation continues within Ontario.

Other Segment

Hydro One’s other segment consists of certain corporate activities, including a deferred tax asset, and is not rate-regulated. The deferred tax asset arose on the transition from the provincial payments in lieu of tax regime to the federal tax regime in connection with the initial public offering of Hydro One Limited and reflects the revaluation of the tax basis of Hydro One’s assets to fair market value. Prior to November 6, 2015, Hydro One’s other segment principally consisted of its telecommunications business, run through HOTI. As of November 6, 2015, HOTI became an indirect wholly-owned subsidiary of Hydro One Limited and was no longer owned by Hydro One Inc.

The other segment represented approximately 7% of Hydro One’s total assets as at December 31, 2019, and accounted for approximately 0% of its total revenue, net of purchased power, in 2019 and 2018.

Indigenous Communities

Hydro One believes that building and maintaining respectful, positive and mutually beneficial relationships with Indigenous communities across the province is important to achieving the Company’s corporate objectives. Hydro One has established an Indigenous Relations Policy, demonstrating the Company’s desire to work proactively to build relationships with Indigenous communities based on understanding, respect and mutual trust. Hydro One is committed to working with Indigenous communities in a spirit of cooperation, partnership and shared responsibility. Hydro One’s equity partnerships with the Saugeen Ojibway Nation in respect of the Bruce-to-Milton transmission line and with the Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation in respect of the Niagara Line demonstrate the Company’s commitment to these principles. In keeping with the Company’s Indigenous Relations Policy,

Hydro One’s Indigenous Relations team provides guidance and advice to support the Company in developing and advancing positive relationships. Hydro One also has several programs related to Indigenous communities and their citizens. These include educational and training opportunities which provide opportunities for work terms, Indigenous procurement partnership agreements along with community investments, customer support and outreach. Together, HONI and Hydro One Remote Communities Inc. serve 104 First Nation communities.

The Company’s Health, Safety, Environment and Indigenous Peoples Committee of the Board is responsible for assisting the Board in discharging the Board’s oversight of responsibilities relating to effective occupational health and safety and environmental policies and practices at Hydro One, and its relationship with Indigenous communities.

Outsourced Services

Hydro One has outsourced certain non-core functions, including facilities management services with respect to its stations and other facilities, and certain back-office services such as information technology, payroll, supply chain and accounting services. The Company’s back-office services are provided by a third-party service provider under an agreement that expires on December 31, 2020 for finance, accounting and payroll services, on February 28, 2021 for information technology services, and on October 31, 2021 for supply chain services. The Company has decided not to renew its arrangement with the third-party service provider for settlements services, and has brought those services back into its operations commencing January 1, 2020. The Company has an option to renew the agreement in relation to the finance, accounting and payroll services for an additional term of one year. The Company’s facilities management services are provided by a third-party service provider under an agreement that expires on December 31, 2024, with an option for the Company to renew the agreement for an additional term of three years.

Employees

As at December 31, 2019, Hydro One had approximately 7,800 regular and non-regular employees province-wide comprised of a mix of skilled trades, engineering, professional, managerial and executive personnel. The average number of Hydro One employees in 2019 was approximately 8,700, consisting of approximately 5,700 regular employees and approximately 3,000 non-regular employees. Hydro One’s regular employees are supplemented primarily by accessing a large external labour force available through arrangements with the Company’s trade unions for contingent workers, sometimes referred to as “hiring halls”, and also by access to contract personnel. The hiring halls offer Hydro One the ability to access highly trained and appropriately skilled workers on a project-by-project basis. This arrangement provides the Company with more flexibility to address seasonal needs and unanticipated changes to its budgeted work programs. The Company also offers apprenticeship and technical training programs to ensure that future staffing needs will continue to be met.

On March 25, 2019, Hydro One Inc. and the Society of United Professionals (“Society”) announced the tentative settlement of a two-year collective agreement covering approximately 1,500 employees in critical engineering, supervisory and administrative roles. The agreement, covering the period from April 1, 2019 to March 31, 2021, was ratified by the Society on April 30, 2019. Collective agreements requiring renewal in 2020 include the Power Workers’ Union (“PWU”) and PWU customer service operations agreements.

See the Annual MD&A under the headings “Hydro One Work Force” and “Collective Agreements” for more information on employees.

Health, Safety and Environmental Management

Hydro One has an integrated Health, Safety and Environment Management System that includes key elements for the successful minimization of risk and continued performance improvements. Health, safety and environmental hazards and risks are identified and assessed, and controls are implemented to mitigate significant risks. The Company has policies in place regarding Health and Safety, Environment, Workplace Violence and Harassment and Public Safety.

HONI is a designated “Sustainable Electricity Company” by the Canadian Electricity Association. This designation demonstrates Hydro One’s commitment to responsible environmental, social and economic practices, and to the principles of sustainable development.

Given the nature of the work undertaken by Hydro One employees, health and safety remains one of the Company’s top priorities. Safety is one of Hydro One’s core values. The Company has developed and is continuing to develop a number of programs and initiatives for incident prevention and to minimize the risk of injury to its employees and the public associated with its facilities and operations.

Since 2004, Hydro One’s recordable incident rate, its key health and safety performance measure, has seen a reduction of approximately 89%. While we will continue to monitor and focus on reducing our recordable incident rate, our primary focus will be on the elimination of all serious injuries and fatalities as our key Health & Safety performance measure. We will also be raising the profile of our near miss accident reporting to ensure that we learn from and address the procedures, training and policies that lead to a safer workplace. All measures are monitored by management and by the Health, Safety, Environment and Indigenous Peoples Committee, a committee of the Board. Management compensation has been tied, in part, to meaningfully improving annual health and safety performance targets. In the event of a fatality and subject to a system investigation, this component of management compensation would not be paid. A program allowing for an effective early and safe return to work has allowed the Company to ensure that, when injuries occur, employees recover and return to the workplace as soon as possible.

Hydro One continues with its “Journey to Zero” safety initiative that began in 2009. This initiative compares Hydro One to other companies to identify performance gaps. Safety perception assessments were completed in 2009, 2013, 2015, 2017 and 2019. The assessment identified opportunities for improvement and a cross-functional team from across the Company will use this, and other inputs, to recommend activities that will make a significant difference to safety in the workplace.

Environmental Regulation

Hydro One is subject to extensive federal, provincial and municipal regulation relating to the protection of the environment that governs, among other things, environmental assessments, discharges to water and land and the generation, storage, transportation, disposal and release of various hazardous substances. Estimated environmental liabilities are reviewed annually or more frequently if significant changes in regulation or other relevant factors occur. Estimated changes are accounted for prospectively.

Permits and Approvals

The Company is required to obtain and maintain specified permits and approvals from federal, provincial and municipal authorities relating to the design, construction and operation of new and upgraded transmission and distribution facilities. Examples include environmental assessment approvals, permits for facilities to be located in parks or other regulated areas, water crossing permits, and approvals to discharge to air and water. Some projects may require environmental approvals from the federal government. Interconnections with neighbouring utilities in other provinces and states also require federal approval and will be subject to federal regulatory review.

In general, larger projects are subject to an individual environmental assessment process, pursuant to the Environmental Assessment Act. The majority of approvals fall under a class environmental assessment process which provides for more streamlined approvals. The scope, timing and cost of environmental assessments are dependent on the scale and type of project, the location (urban versus rural), the environmental sensitivity of affected lands and the significance of potential environmental effects.

Regulation of Releases

Federal, provincial and municipal environmental legislation regulates the release of specific substances into the environment through the prohibition of discharges that will or may have an adverse effect on the environment, which can include liquids, gasses and noise. Releases occur in the course of the Company’s normal operations. Accordingly, Hydro One has spill, leak prevention and leak mitigation programs involving the testing, replacement, repair and installation of containment systems including re-gasketting of transformers and sulphur-hexafluoride-filled equipment. In addition, the Company has an emergency response capability which the Company believes is sufficient to minimize the environmental impact of spills and to comply with its legal obligations.

Hazardous Substances

Hydro One manages a number of hazardous substances, such as PCBs, herbicides, and wood preservatives. In addition, some facilities have substances present which are designated for special treatment under occupational health and safety legislation, such as asbestos, lead and mercury. The Company has environmental management programs in place to deal with PCBs, herbicides, asbestos, and other hazardous substances.

Land Assessment and Remediation

Hydro One has a proactive land assessment and remediation program in place to identify and, where necessary, remediate historical contamination that has resulted from past operational practices and uses of certain long-lasting chemicals at the Company’s facilities. These programs involve the systematic identification of contamination at or from these facilities and, where necessary, the development of remediation plans for the Company’s properties and affected adjacent private properties. As at December 31, 2019, future expenditures related to Hydro One’s land assessment and remediation program were estimated at approximately $51 million. These expenditures are expected to be spent over the period ending 2044. Additional acquisitions could add to land assessment and remediation expenditures. The expenditures on this program for 2019 were approximately $8 million. These costs are expected to be recovered in the Company’s transmission and distribution rates.

Insurance

Hydro One maintains insurance coverage, including liability, all risk property, boiler and machinery and directors’ and officers’ insurance. The Company also maintains other insurance coverage that is required by law, covering risks such as automobile liability, pesticide liability and aircraft liability. The Company does not have insurance for damage to its transmission and distribution wires, poles or towers located outside transmission and distribution stations, including damage caused by severe weather, other natural disasters or catastrophic events or for environmental remediation costs. The OEB has generally permitted the recovery of costs associated with extreme weather events.

Ombudsman

The Electricity Act requires that the Company have an ombudsman to act as a liaison with customers and to establish procedures for the ombudsman to inquire into and report to the Board on matters raised with the ombudsman by or on behalf of customers. These procedures are set out in a written mandate and terms of reference.

The role of the ombudsman is to facilitate resolution of complaints by customers of the Company that remain unresolved after having been processed through the Company’s complaints handling process. The ombudsman is an impartial and independent investigator, who makes recommendations to facilitate the resolution of both individual and systemic issues with a view to achieving a resolution that is fair to both the customer and the Company. The main purposes of the ombudsman are to address procedural and substantive unfairness, handle unresolved complaints, conduct systemic reviews that will lead to improvements in programs and systems, support the Company in holding its employees accountable for carrying out the Company’s directives and their responsibilities, and support the boards of directors in its mandate to govern in a just, fair, and equitable manner. The ombudsman is mandated to work with the OEB to maintain integrated procedures for liaising with the Company and inquiring into matters raised by customers with the ombudsman. The ombudsman is an office of last resort within the Company.

Share Subscription

On November 20, 2017, 2587264 Ontario Inc., a wholly-owned subsidiary of Hydro One Limited, subscribed for 485,870 Class B Preference Shares of the Company for an aggregate redemption price of $486 million plus $2 million of accrued and unpaid dividends. On January 24, 2019, all Class B Preference Shares were redeemed. This transaction was part of the planned purchase of Avista Corporation by Hydro One Limited.

RISK FACTORS

A discussion of Hydro One Inc.’s risk factors can be found under the heading “Risk Management and Risk Factors” in the Annual MD&A.

DIVIDENDS

Dividends on Hydro One Inc.’s common shares are declared at the discretion of the Board and are recommended by management based on Hydro One Inc.’s results of operations, maintenance of the deemed regulatory capital structure, financial condition, cash requirements and other relevant factors, such as industry practice and shareholder expectations.

In 2019, the Company paid approximately $1 million of dividends on its common shares. On January 24, 2019, the Company redeemed all of its Class B Preference Shares for an aggregate redemption price of approximately $486 million plus approximately $2 million of accrued and unpaid dividends. As at February 11, 2020, the Company had no preferred shares issued and outstanding.

In 2018, the Company paid approximately $6 million of dividends on its common shares and approximately $9 million of dividends on its Class B Preference Shares.

In 2017, the Company paid approximately $15 million of dividends on its common shares and did not declare any dividends on the issued and outstanding Class B Preference Shares.

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of Hydro One Inc.’s articles, as they may be amended from time to time.

Hydro One Inc.’s authorized share capital consists of an unlimited number of common shares, an unlimited number of Class A Preference Shares and an unlimited number of Class B Preference Shares. As at December 31, 2019, there were 142,239 common shares, no Class A Preference Shares, and no Class B Preference Shares issued and outstanding.

All of the outstanding common shares of Hydro One Inc. (all of Hydro One Inc.’s voting securities) are owned by Hydro One Limited.

On November 20, 2017, 2587264 Ontario Inc., a wholly-owned subsidiary of Hydro One Limited, subscribed for 485,870 Class B Preference Shares of the Company for an aggregate redemption price of $486 million plus $2 million of accrued and unpaid dividends. On January 24, 2019, all Class B Preference Shares were redeemed.

Common Shares

Holders of common shares are entitled to receive notice of and to attend all meetings of shareholders and to vote thereat, except meetings at which only the holders of a specified class of shares are entitled to vote separately as a class or series. On each occasion when holders of common shares are entitled to vote, holders of common shares are entitled to one vote per share at all such meetings of shareholders. Subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Hydro One Inc., including the Class A Preference Shares and the Class B Preference Shares, holders of the common shares are entitled, to receive dividends if, as, and when declared by the Board. Holders of common shares are also entitled to receive the remaining property of Hydro One Inc. upon its liquidation, dissolution or winding-up.

Class A Preference Shares

Hydro One Inc. may from time to time issue Class A Preference Shares. Subject to the rights, privileges, restrictions and conditions attaching to the Class B Preference Shares, the holders of the Class A Preference Shares shall be entitled to receive, as and when declared by the Board, non-cumulative preferential dividends at a rate per share per annum to be determined by the Board.

Subject to the OBCA, holders of Class A Preference Shares are not entitled to receive notice of, or to attend or to vote at, any meeting of the shareholders of Hydro One Inc. The Class A Preference Shares rank junior to the Class B Preference Shares, but are entitled to a preference over the common shares and any other shares ranking junior to the Class A Preference Shares with respect to payment of dividends and the distribution of assets and return of capital in the event of the liquidation, dissolution or winding up of Hydro One Inc.

Subject to the OBCA, Hydro One Inc., at its option, is entitled to redeem at any time or times all or any part of the Class A Preference Shares with or without the consent of such holder by giving notice in writing, (unless such notice is waived by the holder) specifying the number of shares to be redeemed, the redemption price and the date on which Hydro One Inc. wishes to redeem such Class A Preference Shares (the “Class A Redemption Date”). The Class A Redemption Date shall be 30 day(s) after the date on which the notice is given by the Company or such other date as Hydro One Inc. and such holder may agree. From and after the Class A Redemption Date, subject to certain conditions, such Class A Preference Shares shall cease to be entitled to dividends and the holder thereof shall not be entitled to exercise any of the rights of holders of Class A Preference Shares in respect thereof.

Class B Preference Shares

Hydro One Inc. may from time to time issue Class B Preference Shares. The holders of the Class B Preference Shares shall be entitled to receive, as and when declared by the Board, cumulative preferential cash dividends payable quarterly on the 20th day of the months of February, May, August and November in each year commencing February 20, 2018 (each a “Class B Dividend Payment Date”) at the Floating Quarterly Dividend Rate as calculated from time to time as set out in the Company’s articles. “Floating Quarterly Dividend Rate” means, for any Quarterly Floating Rate Period, the rate (expressed as a percentage rate rounded down to the nearest one hundred-thousandth of one percent (with 0.000005% being rounded up) equal to the sum of the CDOR Rate on the applicable Floating Rate Calculation Date plus 0.25%. “CDOR Rate” means, for any Quarterly Floating Rate Period, the average rate for Canadian dollar bankers’ acceptances with a term of three months which appears on the Bloomberg Screen CDOR Page as of 10:00 a.m. (Toronto time) on the applicable Floating Rate Calculation Date, provided that if the CDOR Rate does not appear on the Bloomberg Screen CDOR Page as contemplated on a Floating Rate Calculation Date, then the CDOR Rate applicable for the applicable Quarterly Floating Rate Period shall be calculated by the Corporation as the average of the rates applicable to Canadian dollar bankers’ acceptances with a term of three months quoted by four chartered banks listed on Schedule I of the Bank Act (Canada) (the “Approved Banks”) at 10:00 a.m. (Toronto time) on the applicable Floating Rate Calculation Date, provided that if fewer that four of the Approved Banks quote the aforementioned rate on the applicable Floating Rate Calculation Date and at the time described above, then the CDOR Rate for the applicable Quarterly Floating Rate Period shall be the average of the rates of the Approved Banks so quoting on the applicable Floating Rate Calculation Date or the rate so quoted by a single Approved Bank if only one such Approved Bank quotes the aforementioned rate on the applicable Floating Rate Calculation Date. “Quarterly Floating Rate Period” means the period commencing on each Floating Rate Calculation Date (November 20, 2017 and each Class B Dividend Payment Date thereafter) to, but excluding, the next Floating Rate Calculation Date. Accordingly, on each Class B Dividend Payment Date, the dividend payable on the Class B Preference Shares, if declared, will be in the amount per Class B Preference Share determined by multiplying: (i) the product obtained by multiplying the amount paid up thereon in respect of each Class B Preference Share by the Floating Quarterly Dividend Rate applicable to the Quarterly Floating Rate Period immediately preceding such Class B Dividend

Payment Date; by (ii) a fraction, the numerator of which is the actual number of days elapsed in such Quarterly Floating Rate Period and the denominator of which is 365 or 366, depending upon the actual number of days in the applicable year. Dividends on the Class B Preference Shares shall be in priority to any dividends declared on the Class A Preference Shares, the common shares or any other shares of the Company ranking junior to the Class B Preference Shares.

Subject to the OBCA, holders of Class B Preference Shares are not entitled to receive notice of, or to attend or to vote at, any meeting of the shareholders of Hydro One Inc. The Class B Preference Shares are entitled to a preference over the Class A Preference Shares, the common shares and any other shares ranking junior to the Class B Preference Shares with respect to payment of dividends and the distribution of assets and return of capital in the event of the liquidation, dissolution or winding up of Hydro One Inc.

Subject to the OBCA, Hydro One Inc., at its option, is entitled to redeem at any time or times all or any part of the Class B Preference Shares with or without the consent of such holder by giving notice in writing, unless such notice is waived by the holder, specifying the number of shares to be redeemed, the redemption price and the date on which Hydro One Inc. wishes to redeem such Class B Preference Shares (the “Class B Redemption Date”). The Class B Redemption Date shall be 30 days after the date on which the notice is given by the Company or such other date as Hydro One Inc. and such holder may agree. From and after the Class B Redemption Date, subject to certain conditions, such Class B Preference Shares shall cease to be entitled to dividends and the holder thereof shall not be entitled to exercise any of the rights of holders of Class B Preference Shares in respect thereof.

Subject to the OBCA, a holder of any Class B Preference Shares is entitled to require Hydro One Inc. to redeem at any time or times any Class B Preference Shares registered in the name of such holder by tendering to the Company at its registered office a share certificate representing the Class B Preference Shares which the holder desires to have the Company redeem together with a request in writing (the “Retraction Demand”), unless such request is waived by the Company, specifying the number of shares to be redeemed and the business day (the “Retraction Date”) on which the holder wishes to have the Company redeem such Class B Preference Shares. The Retraction Date shall be the date that is one business day after the date on which the Retraction Demand is tendered to the Company or such other date as the holder and Hydro One Inc. may agree. From and after the Retraction Date, subject to certain conditions, such Class B Preference Shares shall cease to be entitled to dividends and the holder thereof shall not be entitled to exercise any of the rights of holders of Class B Preference Shares in respect thereof.

Except with the consent in writing of the holders of all the Class B Preference Shares outstanding, no dividends shall at any time be declared and paid, or declared and set aside for payment, and no other distributions shall at any time be made on or in respect of the Class A Preference Shares, the common shares, or any other shares of the Company ranking junior to the Class B Preference Shares, if the payment or setting aside for payment of such dividend or the making of such distribution would impair the ability of Hydro One Inc. to redeem any Class B Preference Shares on the Class B Redemption Date or the Retraction Date.

CREDIT RATINGS

As at December 31, 2019, Hydro One Inc.’s long term and short term debt ratings were as follows:

Rating Agency	Short-term Debt Rating	Long-term Debt Rating
DBRS Limited (“DBRS”)	R-1 (low)	A (high)
Moody’s Investors Service (“Moody’s”)(1)	Prime-2	A3
S&P Global Ratings (“S&P”)(2)	A-1 (low)	A-

Notes:

(1)
On November 20, 2019, Moody’s upgraded Hydro One Inc.’s long-term debt rating to A3 from Baa1 and affirmed the short-term rating for commercial paper at Prime-2. Moody's maintained the stable outlook on the ratings.

(2)	On November 8, 2019, S&P affirmed Hydro One Inc.’s issuer and issue-level credit ratings and revised its ratings outlook to stable from negative.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of the obligation. The rating agencies rate long-term debt instruments by rating categories ranging from a high of AAA to a low of D (C in the case of Moody’s). Long term debt instruments which are rated in the A category by S&P are in the third highest category and mean the obligor’s capacity to meet its financial commitments and obligations is strong but is considered somewhat more susceptible to the adverse effects of changes in circumstances and adverse economic conditions than obligations in higher rated categories. S&P may modify the ratings from AA to CCC using a plus (+) or minus (-) sign to show relative standing within the major rating categories. The addition of a rating outlook such as “stable”, “positive”, “negative” or “developing” assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). An outlook is not necessarily a precursor of a ratings change. Long term debt instruments which are rated in the A category by DBRS are in the third highest category and are considered to be of a good credit quality, with substantial capacity for the payment of financial obligations. Entities in the A category are considered to be vulnerable to future events, but qualifying negative factors are considered manageable. The “high” or “low” modifier indicates relative standing within this rating category by DBRS. The assignment of a “positive”, “stable” or “negative” trend provides guidance in respect of DBRS’ opinion regarding the trend for the rating. The rating trend indicates the direction in which DBRS considers the rating may move if present circumstances continue, or in certain cases, unless challenges are addressed by the issuer. Long-term debt instruments which are rated in the A category by Moody’s are in the third highest category and are considered upper-medium-grade and are subject to low credit risk. Moody’s applies numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates a ranking in the higher end of that generic rating category and a modifier 3 indicates a ranking in the lower end of that generic rating category. The addition of a rating outlook such as “stable”, “positive”, “negative” or “developing” indicates Moody’s opinion regarding the likely rating direction over the medium term.

The ratings mentioned above are not a recommendation to purchase, sell or hold Hydro One Inc.’s debt securities and do not comment as to market price or suitability for a particular investor. There can be no assurance that the ratings will remain in effect for any given period of time or that the ratings will not be revised or withdrawn entirely by any or all of S&P, DBRS and Moody’s at any time in the future if in their judgment circumstances so warrant.

Hydro One Inc. has made, and anticipates making, payments to each of S&P, DBRS and Moody’s pursuant to the ratings agency services agreements entered into with such credit rating organizations. In addition, as debt securities are issued, Hydro One Inc. expects to make payments to such credit rating organizations pursuant to the ratings agency services agreements entered into with such credit rating organizations for the ratings they assign to such debt securities.

MARKET FOR SECURITIES

Hydro One Inc.’s Debentures (7.35%) due 2030, Series 2 Notes (6.93%) due 2032, Series 4 Notes (6.35%) due 2034, Series 5 Notes (6.59%) due 2043, Series 9 Notes (5.36%) due 2036, Series 11 Notes (5.00%) due 2046, Series 12 Notes (4.89%) due 2037, Series 17 Notes (6.03%) due 2039, Series 18 Notes (5.49%) due 2040, Series 20 Notes (4.40%) due 2020, Series 23 Notes (4.39%) due 2041, Series 24 Notes (4.00%) due 2051, Series 25 Notes (3.20%) due 2022, Series 26 Notes (3.79%) due 2062, Series 29 Notes (4.59%) due 2043, Series 30 Notes (4.29%) due 2064, Series 32 Notes (4.17%) due 2044, Series 33 Notes (1.62%) due 2020, Series 34 Notes (1.84%) due 2021, Series 35 Notes (2.77%) due 2026, Series 36 Notes (3.91%) due 2046, Series 38 Notes (3.72%) due 2047, Series 39 Notes (2.57%) due 2021, Series 40 Notes (2.97%) due 2025, Series 41 Notes (3.63%) due 2049, Series 42 Notes (2.54%) due 2024, Series 43 Notes (3.02%) due 2029 and Series 44 Notes (3.64%) due 2050 are currently outstanding and, except for the Series 29 Notes, are not listed on any exchange or similar market for securities. Hydro One Inc.’s Series 29 Notes are listed for trading on the NYSE.

Prior Sales

In 2019, Hydro One Inc. issued the following tranches of medium term notes:

Note	Issue Date	Principal Amount (million)($)	Sale Price ($) / $100 principal amount	Gross Proceeds ($)
Series 42 Notes (2.54%) due 2024	April 5, 2019	700	99.972	699,804,000
Series 43 Notes (3.02%) due 2029	April 5, 2019	550	99.974	549,857,000
Series 44 Notes (3.64%) due 2050	April 5, 2019	250	99.926	249,815,000

Trading Price and Volume

Hydro One Inc.’s Series 29 Notes (4.59%) due 2043 are listed on the NYSE under the symbol “HYDO43”. During the period from their date of issuance to December 31, 2019, there have been no reported trades of the Series 29 Notes on the NYSE.

DIRECTORS AND OFFICERS

Directors and Executive Officers

Effective May 1, 2019, Darlene Bradley was appointed as Acting Chief Operating Officer of HONI and effective October 1, 2019, Ms. Bradley was appointed Chief Safety Officer of HONI.

Effective May 9, 2019, Chris Lopez was appointed as CFO of Hydro One Limited and Hydro One Inc.

Effective May 10, 2019, Mark Poweska was appointed as President and CEO and a director of Hydro One Limited and Hydro One Inc.

Effective July 10, 2019, Saylor Millitz-Lee was appointed as Chief Human Resources Officer of HONI.

Effective August 1, 2019, Tim Hodgson was appointed as Chair of the boards of directors of Hydro One Limited and Hydro One Inc.

Effective September 9, 2019, Paul Harricks was appointed as Chief Legal Officer of Hydro One Limited and Hydro One Inc.

The following table sets forth information regarding the directors and executive officers as of December 31, 2019. Each of the directors was first appointed effective August 14, 2018, unless otherwise noted. Each director is elected annually to serve until the earlier of his or her resignation or until his or her successor is elected or appointed.

Name, Province or State and Country of Residence	Age	Position/Title	Independent Board Member	Principal Occupation	Committees
Mark Poweska(6) Ontario, Canada	50	President and CEO and Director		President and CEO
Chris Lopez(2) Alberta, Canada	45	CFO		CFO
Darlene Bradley(1) Ontario, Canada	50	Acting Chief Operating Officer, Chief Safety Officer		Acting Chief Operating Officer, Chief Safety Officer
Jason Fitzsimmons Ontario, Canada	49	Chief Corporate Affairs and Customer Care Officer		Chief Corporate Affairs and Customer Care Officer
Paul Harricks Ontario, Canada	65	Chief Legal Officer		Chief Legal Officer
Saylor Millitz-Lee Ontario, Canada	55	Chief Human Resources Officer		Chief Human Resources Officer
Timothy Hodgson (3) Ontario, Canada	59	Director and Chair of the Board	Yes	Director	Governance Committee; Human Resources Committee(5); CEO Selection Committee (Chair)(4)
Cherie Brant(3) Ontario, Canada	45	Director	Yes	Partner, Borden Ladner Gervais LLP	Governance Committee; Health, Safety, Environment and Indigenous Peoples Committee
Blair Cowper-Smith(3) Ontario, Canada	71	Director	Yes	Director	Governance Committee (Chair); Human Resources Committee
Anne Giardini British Columbia, Canada	60	Director	Yes	Director	Audit Committee; Health, Safety, Environment and Indigenous Peoples Committee (Chair)
David Hay New Brunswick, Canada	64	Director	Yes	Managing Partner, Delgatie Incorporated	Audit Committee; Health, Safety, Environment and Indigenous Peoples Committee
Jessica McDonald British Columbia, Canada	50	Director	Yes	Director	Audit Committee; Human Resources Committee; CEO Selection Committee(4)
Russel Robertson(3) Ontario, Canada	72	Director	Yes	Director	Audit Committee (Chair); Human Resources Committee
William Sheffield Ontario, Canada	71	Director	Yes	Director	Audit Committee; Health, Safety, Environment and Indigenous Peoples Committee; CEO Selection Committee(4)
Melissa Sonberg Québec, Canada	59	Director	Yes	Adjunct Professor, McGill University	Governance Committee; Human Resources Committee (Chair); CEO Selection Committee(4)

Notes:

(1)
Ms. Bradley was appointed as Acting Chief Operating Officer of HONI as of May 1, 2019, and appointed as Chief Safety Officer of HONI as of October 1, 2019. Ms. Bradley was appointed as Acting Chief Planning, Strategy and Growth Officer effective January 21, 2020.

(2)	Prior to Mr. Lopez’s appointment as Hydro One Limited’s and Hydro One Inc.’s CFO as of May 9, 2019, Mr. Lopez was the companies’ Acting CFO.

(3)	These directors have been designated as the Province’s nominees to the board of directors of Hydro One for the purpose of the Governance Agreement.

(4)
The CEO Selection Committee is not a standing committee of the Board and was dissolved following the hiring of Mr. Poweska. The Board established a CEO Selection Committee composed of independent directors who identified and selected the new President and CEO.

(5)
Upon Mr. Hodgson’s appointment as Chair of the Board, effective August 1, 2019, he ceased to be a member of both the Governance Committee and Human Resources Committee the same day. He has been present at every committee and board meeting since his appointment as Chair of the boards.

(6)	Mr. Poweska was appointed as a director of Hydro One Limited and Hydro One Inc. effective May 10, 2019.

The following individuals ceased to be directors and executive officers in 2019:

•	Mr. Patrick Meneley, previously the Executive Vice-President and Chief Corporate Development Officer, as of March 1, 2019;

•	Ms. Judy McKellar, previously the Executive Vice-President and Chief Human Resources Officer, as of March 31, 2019;

•	Mr. James Scarlett, previously the Executive Vice President and Chief Legal Officer, as of April 30, 2019;

•	Mr. Greg Kiraly, previously the Chief Operating Officer, as of April 30, 2019;

•	Mr. Paul Dobson, previously the CFO and then the Acting President and CEO, as of May 9, 2019; and

•	Mr. Tom Woods, previously the Chair of the board of directors, as of July 31, 2019.

Effective January 1, 2020, Susan Wolburgh Jenah was appointed as a director of the boards of directors of Hydro One Limited and Hydro One Inc.

Effective January 2, 2020, David Lebeter was appointed Chief Operating Officer of HONI.

The following includes a brief profile of each of the executive officers and directors, which includes a description of their present occupation and their principal occupations for the past five years:

Mark Poweska – President and CEO

Mark Poweska is the President and Chief Executive Officer (CEO) of Hydro One Limited and Hydro One Inc., a role he assumed in May 2019. Mr. Poweska is a proven leader in the energy industry, with over 26 years’ experience and a reputation for prioritizing safety, exceeding customer expectations, cutting costs and improving operational performance. As CEO, he oversees all aspects of the business, with approximately $27.1 billion in assets and 2019 revenues of approximately $6.5 billion, and serving approximately 1.4 million customers across Ontario.

Prior to joining the organization, Mr. Poweska served as Executive Vice President, Operations at BC Hydro from October 2017 to May 2019, where he successfully led the merger of the former Transmission and Distribution organization with the Generation organization, to form one Operations group with revenues of approximately $5 billion.

Through his 26-year career at BC Hydro, Mr. Poweska led teams in engineering, construction and procurement while delivering strong results in technical design, delivery and implementation in engineering and construction.

Mr. Poweska sits on the Board of Directors of the Canadian Electricity Association and the Ontario Energy Association. He holds a Bachelor of Applied Science in Mechanical Engineering from the University of Saskatchewan.

Chris Lopez – CFO

Chris Lopez is the Chief Financial Officer (CFO) of Hydro One Limited and Hydro One Inc., a position he assumed after being appointed as Acting CFO in late 2018. Mr. Lopez joined Hydro One in 2016 as the Senior Vice President of Finance and has more than 20 years of progressive experience in the utilities industry in Canada and Australia.  As CFO, Mr. Lopez is responsible for the corporate finance function, including treasury and tax, as well as internal audit, investor relations, risk, pensions and shared services, including supply chain. Mr. Lopez is also currently responsible for strategic growth, including Hydro One Telecom Inc. and mergers and acquisitions.

Prior to joining the organization, Mr. Lopez was the Vice President, Corporate Planning and Mergers & Acquisitions at TransAlta Corporation from 2011 to 2015, and the Director of Operations Finance at TransAlta from 2007 to 2011 in Alberta, Canada. He also held senior financial roles for TransAlta in his native Australia, from 1999 to 2007. At the start of his career, he worked as a financial accountant with Rio Tinto in Australia.

Mr. Lopez holds a Bachelor of Business degree from Edith Cowan University in Australia, and a Chartered Accountant designation. He received a graduate diploma in corporate governance and directorships from the Australian Institute of Company Directors in 2007.

Darlene Bradley – Acting Chief Operating Officer and Chief Safety Officer

Darlene Bradley is the Chief Safety Officer of HONI. She assumed this role in 2019 while also serving as the company’s Acting Chief Operating Officer. She currently retains the responsibility for strategy, engineering and planning on an acting basis. As Chief Safety Officer, she has oversight of the company’s various initiatives to enhance the organization’s safety culture, including reporting, analytics, programs and policies.

Prior to these appointments, Ms. Bradley was Vice President, Planning and Engineering at HONI from March 2017 to April 2019, leading investment strategies, plans and engineering solutions to support the safe, reliable and affordable operation of the transmission and distribution businesses.

Ms. Bradley is a transformational leader with more than 30 years career experience in utility operations.
She joined HONI in 1988 as a Licensed Power Equipment Electrician and has held increasingly senior leadership positions in technical field operations and strategic planning.

She is a member of the board of the North American Transmission Forum and a member of the EPRI Power Delivery and Utilization Sector Council and is a past member of the Independent Electricity System Operator’s Stakeholder Advisory Committee.

She holds a Bachelor of Arts in Science and Technology from York University.

Jason Fitzsimmons – Chief Corporate Affairs and Customer Care Officer

Jason Fitzsimmons is the Chief Corporate Affairs and Customer Care Officer of HONI. In this role, held since August 2018, Mr. Fitzsimmons has oversight of the company’s customer service, external relations, communications and marketing, sustainability and Indigenous relations functions. Prior to his current role, he served as the company’s Vice President of Labour Relations.

With more than 25 years of experience in the electricity sector, Mr. Fitzsimmons is a highly regarded leader with a proven track record for executing large-scale transformations and building strong relationships with key stakeholders.

Before joining the company in 2016, Mr. Fitzsimmons was the Chief Negotiations Officer at the Ontario Hospital Association and held a number of executive roles at Ontario Power Generation, including Vice President of Human Resources for its Nuclear division.

He is a Certified Human Resource Executive known for his broad experience in labour management, as well as his passion for health and safety in the workplace. He is a former member of the Advisory Board for Ryerson University’s Centre for Labour Management Relations and has served on the Board of Directors for the Electrical Power Sector Construction Association.

Paul Harricks – Chief Legal Officer

Paul Harricks is the Executive Vice-President and Chief Legal Officer of Hydro One Limited and Hydro One Inc., leading all aspects of the organization’s regulatory, legal, compliance, corporate governance and business ethics activities. Prior to joining Hydro One in September 2019, Paul practiced law for about 40 years, working extensively in the energy and infrastructure industries and serving as a partner and leader of the Energy Sector Industry Group of Gowling WLG Canada LLP, a major Canadian law firm.

A seasoned and trusted legal advisor, Paul has delivered effective results in the fields of distribution, transmission and generation and has led a range of public and private mergers and acquisitions.

Mr. Harricks is a past Director of the Association of Power Producers of Ontario and currently Chair of the Energy Committee of the Toronto Region Board of Trade, where he also serves on the Policy & Advisory Committee. He also serves as a Vice-Chair of the International Energy Law and Transactions Committee of the Washington, DC-based Energy Bar Association, and has been an active member of the International Bar Association. He is also a Director and Audit Committee member of Pioneering Technology Corp.

He holds a Bachelor’s Degree from the University of Toronto and an LLB from Osgoode Hall Law School.

David Lebeter - Chief Operating Officer

David Lebeter is the Chief Operating Officer (COO) of HONI, a role he assumed in January 2020. Mr. Lebeter is responsible for transmission and distribution at the utility including construction, maintenance, vegetation management and system operations. He is also responsible for Hydro One Remote Communities Inc., which serves remote communities in Ontario’s far north.

Mr. Lebeter has over 38 years’ experience in the utility and forestry sectors, and has been a vocal leader and a strong advocate for a safe and engaged workforce.

Before joining the organization, he held executive positions at BC Hydro, including Senior Vice-President of Safety and Vice-President of Transmission & Distribution Field Operations. Mr. Lebeter spent 23 years in the forest industry prior to joining the utility sector, working in leadership positions responsible for operations.

He holds an Executive Masters of Business Administration from Simon Fraser University, has completed the Queen’s Executive Program, holds a Bachelor of Science in Forest Engineering from the University of British Columbia, and is a Registered Professional Forester in B.C.

He has previously served as an Executive Board Member for Smart Grid Northwest, as an Operations Board Member for Western Energy Institute, and as the Chairman of the Distribution Council with the Canadian Electricity Association. He holds his ICD.D designation from the Institute of Corporate Directors.

Mr. Lebeter resides in British Columbia, Canada. He is currently in the process of relocating from British Columbia to Ontario.

Saylor Millitz-Lee – Chief Human Resources Officer

Saylor Millitz-Lee is the Chief Human Resources Officer (CHRO) of HONI, a position she assumed in early 2019 after serving as Vice President, Human Resources. As CHRO, Ms. Millitz-Lee has oversight of all human capital matters. This includes ensuring that Hydro One attracts, engages and retains a high-performing workforce to deliver the company’s business strategy safely and effectively, as well as overseeing the Human Resources function to deliver a wide range of services to managers and employees.

Ms. Millitz-Lee has over 30 years of human resources experience and is highly regarded as a strategic thinker with a hands-on, analytical and results-oriented approach. Ms. Millitz-Lee previously held roles as head of Human Resources for Equifax Canada, Ontario Lottery and Gaming Corporation, and Canada Pension Plan Investment Board.

She holds an honours degree in Actuarial Science from Western University, as well as an ICD.D designation from the Institute of Corporate Directors.

Timothy E. Hodgson – Board Chair

Timothy Hodgson is a corporate director and currently serves as Chair of Hydro One. Mr. Hodgson also chairs the board of Sagicor Financial Corporation Limited, a financial and life insurance company and sits on the board of the Public Sector Pension Investment Board (PSP Investments). Mr. Hodgson was formerly Managing Partner of Alignvest Management Corporation from 2012 until his retirement in August 2019. Mr. Hodgson was Special Advisor to Mr. Mark Carney, Governor of the Bank of Canada from 2010 to 2012. From 1990 to 2010, Mr. Hodgson held various positions in New York, London, Silicon Valley and Toronto with Goldman Sachs and served as Chief Executive Officer of Goldman Sachs Canada from 2005 to 2010, with overall responsibilities for the firm’s operations, client relationships and regulatory matters.

His prior directorships include MEG Energy, Alignvest Acquisition Corporation, Alignvest Acquisition II Corporation, The Global Risk Institute, KGS-Alpha Capital Markets, Next Canada, the Richard Ivey School of Business and Bridgepoint Health.

Mr. Hodgson holds a Masters of Business Administration from The Richard Ivey School of Business at Western University and a Bachelor of Commerce from the University of Manitoba. He is a Fellow of the Institute of Chartered Professional Accountants (FCPA) and holds his ICD.D.

Cherie L. Brant – Member of Governance Committee, Member of Health, Safety, Environment and Indigenous Peoples Committee

Cherie Brant is a partner at Borden Ladner Gervais LLP. Ms. Brant has a commercial practice across a wide variety of sectors, including energy and transmission, land development and financing on First Nations lands, franchising, cannabis and economic development. She also provides strategic policy and governance counsel to Indigenous groups. Prior to joining Borden Ladner Gervais LLP, Ms. Brant was a partner at another major Canadian law firm, where she had been practicing since 2013.

Ms. Brant is both Mohawk and Ojibway from the Mohawks of the Bay of Quinte and Wiikwemkoong Unceded Indian Territory. She also serves on the board of the Anishnawbe Health Foundation and is a member of the Canadian Council for Aboriginal Business, Research Advisory Board and the Aboriginal Energy Working Group of the IESO. Her previous directorships include Women’s College Hospital and Trillium Gift of Life.

Ms. Brant holds a Bachelor of Environmental Studies, Urban and Regional Planning Program from the University of Waterloo and a Juris Doctor from the University of Toronto. She is a member of the Ontario Bar Association and the Law Society of Ontario.

Blair Cowper-Smith – Chair of Governance Committee, Member of Human Resources Committee

Blair Cowper-Smith is the principal of Canadian advisory firm Erin Park Business Solutions. Previously, Mr. Cowper-Smith was Corporate Affairs Officer of Ontario Municipal Employees Retirement System (OMERS) where he also served as a member of the Senior Executive Team, with responsibilities including regulatory affairs, law and governance. Prior to joining OMERS, he was a Senior Partner at McCarthy Tetrault LLP, where his practice focused on mergers and acquisitions, infrastructure, governance and private equity.

Mr. Cowper-Smith’s current or prior board appointments include Porter Airlines, 407 ETR, the Financial Services Regulatory Authority of Ontario and Face the Future Foundation. He has served on the Public Policy Committee of the Canadian Coalition for Good Governance and on the Securities Advisory Committee of the Ontario Securities Commission. Mr. Cowper-Smith regularly delivers lectures on governance at the Directors College at McMaster University.

Mr. Cowper Smith holds a Bachelor of Laws (LLB) and Master of Laws (LLM) from Osgoode Hall Law School at York University and holds his ICD.D.

Anne Giardini – Chair of Health, Safety, Environment and Indigenous Peoples Committee, Member of Audit Committee

Anne Giardini is a corporate director and the 11th Chancellor of Simon Fraser University. During a 20-year career at Weyerhaeuser Company Limited, Ms. Giardini served in various roles including President from 2008 until 2014. Before her tenure as President, she was Weyerhaeuser’s Vice President and General Counsel, leading corporate, legal, policy and strategic matters. Ms. Giardini has been a newspaper columnist and is the author of two novels.

Ms. Giardini also serves on the board of Canada Mortgage & Housing Corporation and she is Chair of BC Achievement Foundation. Previous directorships include WWW-Canada, TransLink, the Greater Vancouver Board of Trade, Thompson Creek Metals Company Inc., Nevsun Resources Ltd. and Weyerhaeuser Company Limited.

Ms. Giardini holds a BA in Economics from Simon Fraser University, a Bachelor of Laws from the University of British Columbia and a Master of Law from the University of Cambridge (Trinity Hall).  In 2016, Ms. Giardini was appointed an Officer of the Order of Canada and in 2018 she was appointed to the Order of British Columbia.

David Hay – Member of Audit Committee, Member of Health, Safety, Environment and Indigenous Peoples Committee

David Hay is the Managing Director of Delgatie Incorporated a strategic advisory firm. He is the former Vice-Chair and Managing Director of CIBC World Markets Inc., a role he held until 2015. From 2004 until 2010, he was President and Chief Executive Officer of New Brunswick Power Corporation and held senior investment banking roles, including Senior Vice-President and Director responsible for mergers and acquisitions with Merrill Lynch Canada and Managing Director of European mergers and acquisitions with Merrill Lynch International. Mr. Hay spent the early part of his career as a practicing lawyer and taught at both the University of Toronto and University of New Brunswick. Mr. Hay was a Law Clerk to the Chief Justice of the High Court of the Supreme Court of Ontario from 1981 until 1982.

Mr. Hay also sits on the boards of EPCOR Utilities Inc., and the Council of Clean and Reliable Energy. Prior directorships include Toronto Hydro-Electric System Limited, where he was Vice Chair and SHAD, which he Chaired.

Mr. Hay holds a Bachelor of Laws from Osgoode Hall Law School, York University and a Bachelor of Arts from the University of Toronto (Victoria College). He is a Fellow of the Ivey Energy and Policy Institute and holds his ICD.D.

Jessica L. McDonald – Member of Audit Committee, Member of Human Resources Committee

Jessica McDonald has served as Chair of the Board for Canada Post since 2017. She also served as President and CEO of Canada Post on an interim basis from 2018 to 2019.

From 2014 to 2017, Ms. McDonald held the role of President and CEO at BC Hydro. Her prior experience also includes Chair of Powertech Labs, and Board Director for Powerex. She serves on the Member Council of Sustainable Development Technology Canada, and was previously a Visiting Fellow at Stanford’s Center for Energy Policy and Finance. Ms. McDonald currently sits on the boards of the Greater Vancouver Board of Trade, as well as Coeur Mining and is Board Chair at Trevali Mining. She has extensive experience in government, including Deputy Minister to the Premier and Head of the Public Service of British Columbia.

Ms. McDonald has been named to Canada’s Top 100 Most Powerful Women Hall of Fame, Canada’s Diversity 50, and Canada’s Top 40 Under 40. She holds her ICD.D.

Russel C. Robertson – Chair of Audit Committee, Member of Human Resources Committee

Russel Robertson served as Executive Vice-President and Head, Anti-Money Laundering, at BMO Financial Group from 2014 to 2016. Prior to this Mr. Robertson served as Executive Vice-President, Business Integration from 2011 to 2014, where he oversaw the integration of Harris Bank and Marshall & Ilsley Bank to form BMO Harris Bank and as Chief Financial Officer, BMO Financial Group from 2008 to 2011. Before joining BMO, he spent over 35 years as a Chartered Professional Accountant holding various senior positions, including the positions of Vice-Chair, Deloitte & Touche LLP (Canada) and Canadian Managing Partner, Arthur Andersen LLP (Canada).

Mr. Robertson sits on the board of Bausch Health Companies Inc. and on the Board of Turquoise Hill Resources Ltd., where he chairs both audit committees. Previous directorships include Virtus Investment Partners Inc.

Mr. Robertson holds a Bachelor of Arts (Honours) in Business Administration from the Ivey School of Business at the Western University. He is a Chartered Professional Accountant (FCPA, FCA), a Fellow of the Institute of Chartered Accountants (Ontario) and holds his ICD.D.

William H. Sheffield – Member of Audit Committee, Member of Health, Safety, Environment and Indigenous Peoples Committee

William Sheffield is the former CEO of Sappi Fine Papers, headquartered in South Africa. Previously, he held senior roles with Abitibi-Consolidated Inc. and Abitibi-Price Inc. He began his career in the steel industry and held General Manager, Industrial Engineering and Cold Mill Operating roles at Stelco Inc.

Mr. Sheffield has sat on the board of Houston Wire & Cable Company since 2006 where he acts as Chairman. Mr. Sheffield also sits on the boards of Velan Inc., Burnbrae Farms Ltd., Longview Aviation Capital, Family Enterprise Xchange and 4iiii Innovations Inc. Previous directorships include Canada Post Corporation, Ontario Power Generation, Corby Distilleries, Royal Group Technologies and SHAD.

Mr. Sheffield holds a Bachelor of Science (Chemistry) from Carleton University, an MBA from McMaster University and holds his ICD.D. In 2015, he was awarded a Fellowship from the National Association of Corporate Directors in the U.S. He also completed the Family Enterprise Advisors Program (FEA) at the University of British Columbia.

Melissa Sonberg – Chair of Human Resources Committee, Member of Governance Committee

Melissa Sonberg is Professor of Practice and has been a member of McGill University’s Desautel Faculty of Management since 2014. She spent the early part of her career in the healthcare industry before joining Air Canada, where she held leadership positions in a range of customer facing, operational and corporate functions. Ms. Sonberg was part of the founding executive team of Aeroplan, which became part of AIMIA Inc. Ms. Sonberg held positions of Senior Vice President, Human Resources & Corporate Affairs and Senior Vice President, Global Brands, Communications and External Affairs at AIMIA from 2001 to 2013.

Ms. Sonberg sits on the boards of Exchange Income Corporation, Athennian, Canadian Professional Sales Association, Group Touchette, Women in Capital Markets and Equitas – International Centre for Human Rights Education. Previous directorships include MD Financial Holdings, Inc., Rideau, Inc., Via Rail Canada, University of Ottawa’s International Advisory Board and the McGill University Health Centre.

Ms. Sonberg holds a Bachelor of Science (Psychology) from McGill University, a Masters of Health Administration from the University of Ottawa and holds her ICD.D. She is a Certified Human Resource Executive.

Susan Wolburgh Jenah – Member of Governance Committee

Susan Wolburgh Jenah has over 30 years' experience as a senior regulator, executive and lawyer. Throughout her career, she has served on numerous corporate, Crown corporation and not-for-profit boards and expert advisory committees.

She currently holds board positions at Laurentian Bank of Canada, Aecon Group Inc. and Humber River Hospital and is a Governor of the Financial Industry Regulatory Authority (FINRA) and a member of the Independent Review Committee of Vanguard Investments Canada. Ms. Wolburgh Jenah was the founding President and CEO of the Investment Industry Regulatory Organization of Canada (IIROC) and held executive positions at the Investment Dealers Association of Canada (IDA) and the Ontario Securities Commission (OSC), including Vice Chair and Acting Chair.

Ms. Wolburgh Jenah is also a member of the C.D. Howe National Advisory Council, an advisor to the Blockchain Learning Group and a Mentor for the Catalyst Women on Board Program.

She is a recipient of the 2011 Osgoode Hall Law School Gold Key Award for Achievement. Ms. Wolburgh Jenah holds a Bachelor of Laws from Osgoode Hall Law School, York University and a Bachelor of Arts from the University of Toronto and holds her IDC.D. Ms. Wolburgh Jenah is a resident of Ontario, Canada.

Information Regarding Certain Directors and Executive Officers

As at December 31, 2019, none of the directors or executive officers of Hydro One Inc. beneficially owned, controlled or directed, directly or indirectly, any common shares of Hydro One Inc.

Corporate Cease Trade Orders and Bankruptcies

Except as described below:

•
none of the directors or executive officers of Hydro One Inc. nor any shareholder holding shares sufficient to materially affect control of Hydro One Limited is, or within the last 10 years has served as, a director or executive officer of any company that, during such service or within a year after the end of such service, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

•
none of the directors or executive officers of Hydro One Inc. is, or within the last 10 years has served as, a director, CEO or CFO of any company that, during such service or as a result of an event that occurred during such service, was subject to an order (including a cease trade order, or similar order or an order that denied access to any exemption under securities legislation), for a period of more than 30 consecutive days; or

•
none of the directors or executive officers of Hydro One Inc. nor any shareholder holding shares sufficient to materially affect control of Hydro One Inc., within the last 10 years has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Blair Cowper-Smith served as a director of Golfsmith International Holdings GP Inc. and Golf Town Canada Inc. (“Golf Town”) from 2016 to 2018. On September 14, 2016, Golf Town filed for and was granted Court bankruptcy protection under the CCAA. Golf Town emerged from Court protection after being sold to Fairfax Financial Holdings Limited and CI Investments Inc. in October 2016.

Penalties or Sanctions

None of the directors or executive officers of Hydro One Inc. nor any shareholder holding shares sufficient to materially affect control of Hydro One Inc., has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Conflicts of Interest

To the best of the Company’s knowledge, there are no existing material potential conflicts of interest among the Company and the directors or executive officers of the Company as a result of their outside business interests as at the date of this annual information form. Certain of the directors and executive officers serve as directors and executive officers of other public companies. Accordingly, conflicts of interest may arise which could influence these persons in evaluating possible acquisitions or in generally acting on behalf of the Company. Where conflicts arise, they are managed through a variety of measures, including declaration of the conflict, recusal from meetings and/or portions of meetings, and the creation of separate board materials for the affected directors.

Indebtedness of Directors and Executive Officers

No director, executive officer, employee, former director, former executive officer or former employee or associate of any director or executive officer of Hydro One Inc. or any of its subsidiaries had any outstanding indebtedness to Hydro One Inc. or any of its subsidiaries except routine indebtedness or had any indebtedness that was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Hydro One Inc. or any of its subsidiaries.

CORPORATE GOVERNANCE

Hydro One and the Board recognize the importance of corporate governance to the effective long term management of the Company. Independence, integrity and accountability are the foundation of the Company’s approach to corporate governance.

Hydro One Inc.’s corporate governance practices are influenced by, and to the extent applicable, largely mimic the corporate governance practices of Hydro One Limited. Hydro One Inc.’s corporate governance practices are also influenced by the obligations of Hydro One Limited under the Governance Agreement.

The Governance Agreement requires the Board to be constituted to have the same members as the board of directors of Hydro One Limited unless the board of directors of Hydro One Limited determines otherwise. The Governance Agreement also requires, among other things, that Hydro One Limited cause its subsidiaries, including Hydro One Inc., to manage and operate their business and affairs on a basis that permits Hydro One Limited to maintain, and act in accordance with corporate governance policies, procedures and practices that are consistent with the best practices of leading Canadian publicly listed companies, having regard to Hydro One Limited’s ownership structure and the Governance Agreement.

For further details on Hydro One Limited’s corporate governance practices, including information about its various board committees, please refer to the management information circular of Hydro One Limited for its upcoming annual meeting which, once filed, can be found under Hydro One Limited’s profile on SEDAR at www.sedar.com.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as noted below and elsewhere in this annual information form, there are no material interests, direct or indirect, of any director or executive officer of the Company, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of any class or series of Hydro One Inc.’s outstanding voting securities, or any associate or affiliate of any of the foregoing persons, in any transaction within the three most recently completed financial years or during the current financial year, up to the date of this annual information form, that has materially affected or is reasonably expected to materially affect the Company.

Relationships with the Province and Other Parties

Overview

The Province is Hydro One Limited’s principal shareholder, and Hydro One Limited directly or indirectly owns all of the issued and outstanding shares of Hydro One Inc. The OEB is the principal regulator of Ontario’s electricity industry. The Province appoints the board members of the OEB and fills any vacancies on the OEB. The OEB is obligated to implement approved directives of the Province concerning general policy and objectives to be pursued by the OEB and other directives aimed at addressing existing or potential abuses of market power by industry participants. The IESO, among other matters, directs the operation of the Ontario power system by balancing supply and demand of electricity and directing electricity flow and assumed the responsibility for forecasting supply and demand of electricity over the medium and long term to meet the needs of the province. The board of directors of the IESO, other than its CEO, is appointed by the Province in accordance with the regulations in effect from time to time under the Electricity Act.

In connection with the initial public offering of Hydro One Limited, Hydro One Limited entered into the Governance Agreement with the Province, which, among other things, addressed the Province’s role in the governance of Hydro One Limited. The Governance Agreement requires the Board to be constituted to have the same members as the board of directors of Hydro One Limited unless the board of directors of Hydro One Limited determines otherwise. The Governance Agreement also requires, among other things, that Hydro One Limited cause its subsidiaries, including Hydro One Inc., to manage and operate their business and affairs on a basis that permits Hydro One Limited to maintain, and act in accordance with corporate governance policies, procedures and practices that are consistent with the best practices of leading Canadian publicly listed companies, having regard to Hydro One Limited’s ownership structure and the Governance Agreement. For a complete description of the Governance Agreement, and the other details of the relationship between Hydro One Limited and the Province, please refer to Hydro One Limited’s annual information form dated February 12, 2020 which is available under Hydro One Limited’s profile on SEDAR at www.sedar.com.

A copy of the Governance Agreement can also be found under Hydro One Limited’s profile on SEDAR at www.sedar.com. Also see the Annual MD&A under the heading “Related Party Transactions”.

Letter Agreement

In July 2018, Hydro One Limited, on behalf of itself and Hydro One Inc., announced that it had entered into the Letter Agreement for the purpose of the orderly replacement of the board of directors of Hydro One Limited and Hydro One Inc. and the retirement of Mayo Schmidt as the CEO effective July 11, 2018.

For a description of the Letter Agreement, and the other details of the relationship between Hydro One Limited and the Province, please refer to Hydro One Limited’s annual information form dated February 12, 2020 which is available under Hydro One Limited’s profile on SEDAR at www.sedar.com.

A copy of the Letter Agreement can also be found under Hydro One Limited’s profile on SEDAR at www.sedar.com.

Transfer Orders

The transfer orders pursuant to which Hydro One Inc. acquired Ontario Hydro’s electricity transmission, distribution and energy services businesses as of April 1, 1999, did not transfer certain assets, rights, liabilities or obligations where the transfer would constitute a breach of the terms of any such asset, right, liability or obligation or a breach of any law or order (the “trust assets”). The transfer orders did not transfer title to assets located on Reserves, which assets are held by OEFC. See the Annual MD&A under the subheading

“Risk Management and Risk Factors – Risks Relating to Hydro One’s Business – Risk from Transfer of Assets Located on Reserves” for more information.

Until it has obtained all consents necessary to complete the transfer of title to these assets to Hydro One, Hydro One is obligated under the transfer orders to manage both the trust assets and the assets otherwise retained by OEFC that relate to Hydro One’s businesses. Hydro One has entered into an agreement with OEFC under which it is obligated, in managing these assets, to take instructions from OEFC if Hydro One’s actions could have a material adverse effect on OEFC. OEFC has retained the right to take control of and manage the assets, although it must notify and consult with Hydro One before doing so and must exercise its powers relating to the assets in a manner that will facilitate the operation of Hydro One’s businesses. The consent of OEFC is also required prior to any disposition of these assets.

The Province also transferred officers, employees, assets, liabilities, rights and obligations of Ontario Hydro in a similar manner to its other successor transferees. These transfer orders include a dispute resolution mechanism to resolve any disagreement among the various transferees with respect to the transfer of specific assets, liabilities, rights or obligations.

The transfer orders do not contain any representations or warranties from the Province or OEFC with respect to the transferred officers, employees, assets, liabilities, rights and obligations. Furthermore, under the Electricity Act, OEFC was released from liability in respect of all assets and liabilities transferred by the transfer orders, except for liability under Hydro One’s indemnity from OEFC. The parties, with the consent of the Minister of Finance, agreed to terminate such indemnity effective October 31, 2015. By the terms of the transfer orders, each transferee indemnifies OEFC with respect to any assets and liabilities related to that transferee’s business not effectively transferred, and is obligated to take all reasonable measures to complete the transfers where the transfers were not effective.

Hydro One has indemnified OEFC in respect of the damages, losses, obligations, liabilities, claims, encumbrances, penalties, interest, taxes, deficiencies, costs and expenses arising from matters relating to the Company’s business and any failure by Hydro One to comply with its obligations to OEFC under agreements dated as of April 1, 1999. These obligations include obligations to employ the employees transferred to Hydro One under the transfer orders, make and remit employee source deductions (including tax withholding amounts, and employer contributions), manage the real and personal properties which OEFC continues to hold in trust or otherwise and take any necessary action to transfer all of these properties to the Company, to pay realty taxes and other costs, provide access to books and records and to assume other responsibilities in respect of the assets held by OEFC in trust for the Company.

Departure Taxes

By virtue of being wholly owned by the Province, Hydro One was exempt from tax under the federal Income Tax Act and the Province’s Taxation Act (the “Tax Acts”). However, under the Electricity Act, Hydro One was required to make payments in lieu of tax to OEFC. The payments in lieu of tax were, in general, equivalent to the amount of tax that Hydro One would otherwise be liable to pay under the Tax Acts if it was not exempt from taxes under those statutes.

In connection with the initial public offering of Hydro One Limited, Hydro One’s exemption from tax under the Tax Acts ceased to apply. Under the Tax Acts, Hydro One was deemed to have disposed of its assets immediately before it lost its tax exempt status resulting in Hydro One making payments in lieu of tax under the Electricity Act totalling approximately $2.6 billion in respect thereof, calculated by reference to the federal Income Tax Act (“departure tax”).

Hydro One Inc. also paid OEFC approximately $0.3 billion in additional payments in lieu of tax in connection with the period prior to the initial public offering.

For a discussion of the departure tax and the related financial implications on the Company, see “Business of Hydro One – Transmission Business Segment – Regulation – Recent Transmission Rate Applications” as well as the Annual MD&A under the heading “Risk Management and Risk Factors – Risks Relating to Hydro One’s Business – Risks Relating to Regulatory Treatment of Deferred Tax Asset”.

MATERIAL CONTRACTS

The following are the only material contracts that Hydro One Inc. has entered into since January 1, 2002 that remain in effect, other than contracts entered into by Hydro One Inc. in the ordinary course of business:

(a)	(i)
a third supplemental trust indenture dated as of January 31, 2003 relating to the issuance of Series 4 Notes in the aggregate principal amount of $1,000,000,000, of which $200,000,000 was drawn down on January 31, 2003, $120,000,000 was drawn down on June 25, 2004 and $65,000,000 was drawn down on August 24, 2004, pursuant to the Trust Indenture dated as of June 4, 2001 between Hydro One Inc. and Computershare Trust Company of Canada (the “Trust Indenture”);

(ii)
a fourth supplemental trust indenture dated as of April 22, 2003 relating to the issuance of Series 5 Notes in the aggregate principal amount of $1,000,000,000, of which $250,000,000 was drawn down on April 22, 2003 and $65,000,000 was drawn down on August 20, 2004, pursuant to the Trust Indenture;

(iii)
an eighth supplemental indenture dated as of May 19, 2005 relating to the issuance of Series 9 Notes in the aggregate principal amount of $1,000,000,000, of which $350,000,000 was drawn down on May 19, 2005 and $250,000,000 was drawn down on April 24, 2006, pursuant to the Trust Indenture;

(iv)
a tenth supplemental trust indenture dated as of October 19, 2006 relating to the issuance of Series 11 Notes in the aggregate principal amount of $1,000,000,000, of which $75,000,000 was drawn down on October 19, 2006, and $250,000,000 was drawn down on September 13, 2010, pursuant to the Trust Indenture;

(v)
an eleventh supplemental trust indenture dated as of March 13, 2007 relating to the issuance of Series 12 Notes in the aggregate principal amount of $1,000,000,000, of which $400,000,000 was drawn on March 13, 2007, pursuant to the Trust Indenture;

(vi)
a sixteenth supplemental trust indenture dated as of March 3, 2009 relating to the issuance of Series 17 Notes in the aggregate principal amount of $1,000,000,000, of which $300,000,000 was drawn down on March 3, 2009, pursuant to the Trust Indenture;

(vii)
a seventeenth supplemental trust indenture dated as of July 16, 2009 relating to the issuance of Series 18 Notes in the aggregate principal amount of $1,000,000,000, of which $300,000,000 was drawn down on July 16, 2009 and $200,000,000 was drawn on March 15, 2010, pursuant to the Trust Indenture;

(viii)
a nineteenth supplemental trust indenture dated as of March 15, 2010 relating to the issuance of Series 20 Notes in the aggregate principal amount of $1,000,000,000, of which $300,000,000 was drawn down on March 15, 2010, pursuant to the Trust Indenture;

(ix)	a twenty-second supplemental trust indenture dated as of July 29, 2011 amending the definition of “Canadian GAAP” in the Trust Indenture;
(x)
a twenty-third supplemental trust indenture dated as of September 26, 2011 relating to the issuance of Series 23 Notes in the aggregate principal amount of $1,000,000,000, of which $300,000,000 was drawn down on September 26, 2011, pursuant to the Trust Indenture;

(xi)
a twenty-fourth supplemental trust indenture dated as of December 22, 2011 relating to the issuance of Series 24 Notes in the aggregate principal amount of $1,000,000,000, of which $100,000,000 was drawn down on December 22, 2011, and $125,000,000 was drawn down on May 22, 2012, pursuant to the Trust Indenture;

(xii)
a twenty-fifth supplemental trust indenture dated as of January 13, 2012 relating to the issuance of Series 25 Notes in the aggregate principal amount of $1,000,000,000, of which $300,000,000 was drawn down on January 13, 2012, and $300,000,000 was drawn down on May 22, 2012, pursuant to the Trust Indenture;

(xiii)
a twenty-sixth supplemental trust indenture dated as of July 31, 2012 relating to the issuance of Series 26 Notes in the aggregate principal amount of $1,000,000,000, of which $75,000,000 was drawn down on July 31, 2012, and $235,000,000 was drawn down on August 16, 2012, pursuant to the Trust Indenture;

(xiv)
a twenty-ninth supplemental trust indenture dated as of October 9, 2013 relating to the issuance of Series 29 Notes in the aggregate principal amount of $1,000,000,000, of which $435,000,000 was drawn down on October 9, 2013, pursuant to the Trust Indenture;

(xv)
a thirtieth supplemental trust indenture dated as of January 29, 2014 relating to the issuance of Series 30 Notes in the aggregate principal amount of $1,000,000,000, of which $50,000,000 was drawn down on January 29, 2014, pursuant to the Trust Indenture;

(xvi)
a thirty-second supplemental trust indenture dated as of June 6, 2014 relating to the issuance of Series 32 Notes in the aggregate principal amount of $1,000,000,000 of which $350,000,000 was drawn down on June 6, 2014, pursuant to the Trust Indenture;

(xvii)
a thirty-third supplemental trust indenture dated as of April 30, 2015 relating to the issuance of Series 33 Notes in the aggregate principal amount of $1,000,000,000 of which $350,000,000 was drawn down on April 30, 2015, pursuant to the Trust Indenture;

(xviii)
a thirty-fourth supplemental trust indenture dated as of February 24, 2016 relating to the issuance of Series 34 Notes in the aggregate principal amount of $1,000,000,000 of which $500,000,000 was drawn down on February 24, 2016, pursuant to the Trust Indenture;

(xix)
a thirty-fifth supplemental trust indenture dated as of February 24, 2016 relating to the issuance of Series 35 Notes in the aggregate principal amount of $1,000,000,000 of which $500,000,000 was drawn down on February 24, 2016, pursuant to the Trust Indenture;

(xx)
a thirty-sixth supplemental trust indenture dated as of February 24, 2016 relating to the issuance of Series 36 Notes in the aggregate principal amount of $1,000,000,000 of which $350,000,000 was drawn down on February 24, 2016, pursuant to the Trust Indenture;

(xxi)
a thirty-eighth supplemental trust indenture dated as of November 18, 2016 relating to the issuance of Series 38 Notes in the aggregate principal amount of
$1,000,000,000 of which $450,000,000 was drawn down on November 18, 2016, pursuant to the Trust Indenture;

(xxii)
a thirty-ninth supplemental trust indenture dated as of June 26, 2018 relating to the issuance of Series 39 Notes in the aggregate principal amount of
$1,000,000,000 of which $300,000,000 was drawn down on June 26, 2018, pursuant to the Trust Indenture;

(xxiii)
a fortieth supplemental trust indenture dated as of June 26, 2018 relating to the issuance of Series 40 Notes in the aggregate principal amount of $1,000,000,000 of which $350,000,000 was drawn down on June 26, 2018, pursuant to the Trust
Indenture;

(xxiv)
a forty-first supplemental trust indenture dated as of June 26, 2018 relating to the issuance of Series 41 Notes in the aggregate principal amount of $1,000,000,000 of which $750,000,000 was drawn down on June 26, 2018, pursuant to the Trust Indenture;

(xxv)
a forty-second supplemental trust indenture dated as of April 5, 2019 relating to the issuance of Series 42 Notes in the aggregate principal amount of
$1,000,000,000 of which $700,000,000 was drawn down on April 5, 2019, pursuant to the Trust Indenture;

(xxvi)
a forty-third supplemental trust indenture dated as of April 5, 2019 relating to the issuance of Series 43 Notes in the aggregate principal amount of $1,000,000,000 of which $550,000,000 was drawn down on April 5, 2019, pursuant to the Trust Indenture; and

(xxvii)
a forty-fourth supplemental trust indenture dated as of April 5, 2019 relating to the issuance of Series 44 Notes in the aggregate principal amount of $1,000,000,000 of which $250,000,000 was drawn down on April 5, 2019, pursuant to the Trust Indenture.

Each of these supplemental trust indentures supplement the terms of the Trust Indenture, which contains customary covenants and representations by Hydro One Inc. for the public issuance of debt securities in the Canadian market.

(b)
a dealer agreement (the “Dealer Agreement”) dated March 8, 2018 between the Company and BMO Nesbitt Burns Inc., Casgrain & Company Limited, CIBC World Markets Inc., Desjardins Securities Inc., Laurentian Bank Securities Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and TD Securities Inc. (collectively, the “Dealers”), relating to the public offering of unsecured medium term notes of Hydro One Inc. in a maximum aggregate principal amount of up to $4,000,000,000. The Dealer Agreement provides for the appointment of the Dealers as non-exclusive agents of Hydro One Inc. to solicit, from time to time, offers to purchase its medium term notes in Canada, the United States and, in certain circumstances, other jurisdictions.

Copies of the foregoing material agreements have been filed with the Canadian securities regulatory authorities and are available on SEDAR at www.sedar.com.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is from time to time involved in legal proceedings of a nature considered normal to its business. Except as disclosed below, Hydro One believes that none of the litigation in which it is currently involved, or has been involved since the beginning of the most recently completed financial year, individually or in the aggregate, is material to its consolidated financial condition or results of operations. The Company is not subject to any material regulatory actions.

Hydro One Inc., HONI, Hydro One Remote Communities Inc., and Norfolk Power were defendants in a class action suit commenced on September 9, 2015 in which the representative plaintiff was seeking up to $125 million in damages related to allegations of improper billing practices. The plaintiff’s motion for certification was dismissed by the Superior Court of Ontario in November 2017. The plaintiff’s application for leave to appeal the lower court’s refusal to certify the lawsuit as a class action was denied by the Ontario Court of Appeal in March 2019, which means that the lawsuit has effectively ended.

In connection with the reorganization of Ontario Hydro, Hydro One Inc. succeeded Ontario Hydro as a party to various pending legal proceedings relating to the businesses, assets, real estate and employees transferred to it. Hydro One Inc. also assumed responsibility for future claims relating to the businesses, assets, real estate and employees acquired by Hydro One Inc. and arising out of events occurring prior to, as well as after, April 1, 1999. In addition to claims assumed by the Company, it is, from time to time, named as a defendant in legal actions arising in the normal course of business. There are currently no actions that are outstanding which are expected to have a material adverse effect on the Company.

See the Annual MD&A under the heading “Risk Management and Risk Factors – Litigation Risks” for more information.

See “Business of Hydro One – Distribution Business Segment – Regulation – Recent Transmission Rate Applications – HONI” for information on the recoverability of pension costs by HONI.

See “Business of Hydro One – Transmission Business Segment – Regulation – Recent Transmission Rate Applications – HONI” for information on the deferred tax asset.

INTEREST OF EXPERTS

KPMG LLP, Chartered Professional Accountants, located at 333 Bay Street, Suite 4600, Bay Adelaide Centre, Toronto, Ontario M5H 2S5, is the auditor of Hydro One Inc. and has audited the consolidated financial statements of Hydro One Inc. as at and for the year ended December 31, 2019 and the amended consolidated financial statements of Hydro One Inc. as at and for the year ended December 31, 2018. KPMG LLP has confirmed that it is independent of Hydro One Inc. within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

TRUSTEE AND REGISTRARS

The trustee and registrar for Hydro One Inc.’s debt securities is Computershare Trust Company of Canada, located in Toronto, Ontario. The U.S. trustee and registrar for certain of Hydro One Inc.’s debt securities is Computershare Trust Company, N.A., located in New York, New York.

ADDITIONAL INFORMATION

Additional information relating to Hydro One Inc. may be found on SEDAR at www.sedar.com.

Additional financial information is provided in the Annual MD&A and in the consolidated financial statements and notes thereto of Hydro One Inc. for 2019.

STATEMENT OF EXECUTIVE COMPENSATION

In accordance with the Executive Compensation Exemptive Relief, the Statement of Executive Compensation for Hydro One Inc. in respect of 2019, when filed with the securities regulatory authorities in each of the provinces of Canada, will be deemed to be incorporated by reference into and form an integral part of this annual information form. The Statement of Executive Compensation for Hydro One Inc. in respect of 2019, when filed, will be available under Hydro One Inc.’s profile on SEDAR at www.sedar.com.